Report to Shareholders for the Third Quarter, 2008
www.cibc.com
Report of the President and Chief Executive Officer
August 27, 2008
Summary of Third Quarter Results
CIBC announced net income of $71 million for the third quarter ended July 31, 2008, compared with net income of $835 million for the same period last year. Diluted earnings per share (EPS) were $0.11, compared with diluted EPS of $2.31 a year ago. Cash diluted EPS were $0.131, compared with cash diluted EPS of $2.341 a year ago.
     CIBC’s Tier 1 capital ratio at July 31, 2008 was 9.8%.
     Results for the third quarter of 2008 were positively affected by the following items:
•	$30 million ($20 million after tax, or $0.05 per share) positive impact of changes in credit spreads on the mark-to-market of credit derivatives in our corporate loan hedging program;

•	$28 million ($20 million after tax and minority interest, or $0.05 per share) gain on the sale of shares in Visa Inc.;

•	$27 million ($18 million after tax, or $0.05 per share) of interest income on income tax reassessments.
     Results for the third quarter of 2008 were negatively affected by the following items:
•	$885 million ($596 million after tax, or $1.56 per share) loss on structured credit run-off activities;

•	$55 million ($33 million after tax, or $0.09 per share) of losses and interest expense related to the pending tax settlement of leveraged leases;

•	$16 million ($11 million after tax, or $0.02 per share) of higher than normal severance expense.
     Net income for the third quarter of 2008 compared to a net loss of $1,111 million for the prior quarter. Diluted EPS and cash diluted EPS for the third quarter of 2008 compared to diluted loss per share of $3.00 and cash diluted loss per share of $2.981, respectively, for the prior quarter, which included items of note that aggregated to a negative impact on results of $4.59 per share.
     While the current environment continues to be challenging, CIBC’s franchise is solid. Our capital position is strong and our core businesses are well positioned for better performance and growth as market conditions improve.
     Our results this quarter were affected by the volatile, and generally difficult, environment that persisted over much of the third quarter, as well as by the impact of our ongoing run-off activities and the refocusing of our core businesses, particularly in CIBC World Markets.
     The continued deterioration in securities with exposure to the U.S. residential mortgage market and financial guarantor credit spreads required us to record further asset write-downs and counterparty credit valuation adjustments in our structured credit run-off business.
     In addition, these market conditions had a negative impact on performance in other areas, particularly within our wholesale and retail brokerage operations.
Update on business priorities
Our strategy is to deliver consistent and sustainable performance over the long term. In support of that strategy, we made progress during the third quarter against our priorities of business strength, productivity and balance sheet strength.
Business strength
CIBC Retail Markets reported net income of $572 million, down 4% from the same quarter last year, primarily due to lower treasury revenue allocations and higher loan losses, which more than offset better expense performance.
     Retail Markets revenue was $2,355 million, down 1% from the third quarter of 2007. Strong volume growth in our product groups and higher revenue from FirstCaribbean International Bank were offset by lower treasury revenue allocations and lower retail brokerage trading volumes.
     Overall, our retail business remains well positioned. We achieved strong volume growth and have maintained market share in a highly competitive environment. For the second consecutive quarter, we had growth in unsecured personal lending volumes, though we are taking a measured approach to credit given the current environment.
     Retail loan losses were $196 million for the third quarter, up $29 million from the same quarter last year. Continued strong growth in Cards balances, an increase in the provision relating to the expiry of previous credit card securitizations, and higher cards loss rates partially offset by lower personal lending loss rates were the primary drivers of higher loan losses.
     During the quarter, CIBC Retail Markets continued to deliver on its strategy to provide greater access for clients:
•	Opened three new branches in Milton, Ontario, Calgary, Alberta and Smithers, B.C.;
CIBC Third Quarter 2008

•	Expanded hours of operation with additional branches opening on Saturdays;
•	Introduced Sunday banking hours at six more branches in the Greater Toronto Area and Vancouver;
•	Added nearly 100 jobs at our Telephone Banking contact centre in Montreal and now have the capacity to make one million additional calls in French and English to our clients each year.
     During the quarter, we also announced several enhancements to our retail product capabilities:
•	To reward client loyalty, we now offer Aeroplan miles for everyday banking on the CIBC Unlimited Chequing Account;
•	Introduced free everyday banking for students with the new CIBC Advantage® for Students bank account;
•	Clients also began receiving their new CIBC Aerogold Visa Infinite card, CIBC’s newest premium credit card, which provides increased benefits at no additional fee.
CIBC World Markets reported a net loss of $538 million for the third quarter, which included the loss of $596 million related to our structured credit run-off activities and other items of note aggregating to a net loss of $20 million. This result compares to a loss of $1,637 million last quarter, which included a loss of $1,672 million related to structured credit run-off activities and other items of note aggregating to a net loss of $43 million.
     Revenue in the third quarter for our continuing World Markets’ businesses was up from last quarter, primarily due to higher revenue from fixed income and currencies, loan hedging and merchant banking, partly offset by lower revenue from global equities and equity new issues as a result of the continued low levels of market activity in these areas.
     Our corporate loan portfolio continues to perform well, with loan losses of $7 million in the third quarter.
     Activities continued during the third quarter on many fronts to reposition our wholesale business for more consistent and sustainable performance.
     In our structured credit run-off business, we further reduced notional exposures through a combination of the termination and amortization of credit derivative contracts.
     Market and economic conditions relating to the financial guarantors may change in the future, which could result in significant future losses.
     During the quarter, the strength of our World Markets franchise was evident in several notable achievements:
•	#1 in M&A Activity — CIBC World Markets continues its M&A leadership in Canada as measured by volume and deal value, as evidenced by its financial advisor role to the Board of Directors of EnCana on its approximately $70 billion reorganization of its natural gas resource assets and its integrated oil businesses into two separate entities, and to Teck Cominco with respect to its pending acquisition of Fording Canadian Coal Trust’s assets in a transaction valued at US$14 billion, which includes CIBC’s role as co-lead arranger and underwriter for US$9.8 billion of fully underwritten bridge and term loans to support the transaction.
•	A leader in connecting global players with Canadian markets — CIBC World Markets continues to deliver on its mission to bring Canada to the world and the world to Canada, as evidenced by its role as financial advisor to Saskferco in its $1.6 billion sale of a nitrogen fertilizer plant to Yara International, a Norwegian chemical company. Since the opening of its Winnipeg office in early 2007, CIBC World Markets has strengthened its growing presence in the agricultural and prairie markets.
•	#1 in Equity Underwriting — CIBC World Markets retained its position as the leader in volume of new issues underwritten for the fiscal year to date, acting as lead manager on a $288 million financing by H&R REIT and as sole underwriter of a US$150 million offering by Central Fund of Canada Limited.
Productivity
In addition to continuing to invest and position our core businesses for long term performance, CIBC remains committed to its strategic objective of achieving a median efficiency ratio among the major Canadian banks.
     CIBC’s target for 2008 is to hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding expenses related to FirstCaribbean and our restructuring activities.
     Expenses for the third quarter were $1,725 million, down from $1,819 million a year ago.
     Through a combination of better revenue performance as market conditions improve, as well as continued focus to adjust our infrastructure support activities in light of recent business divestitures, we expect to achieve continued progress in the area of productivity.
Balance sheet strength
CIBC’s third priority is to build balance sheet strength.
     In 2008, we are placing additional emphasis on this priority, given the uncertain market conditions.
     Earlier this year, we strengthened our capital position by raising $2.9 billion of common equity.
     Our capital raise has enabled us to maintain a strong capital position despite the impact of deteriorating market conditions on our performance.
     The primary measure of our balance sheet strength is our Tier 1 capital ratio. Our Tier 1 ratio of 9.8% at the end of July remains well above our target of 8.5% and one of the highest among North American banks.

2	CIBC Third Quarter 2008

Update on risk management enhancements
In addition to furthering our business priorities, we continue to enhance our risk management capabilities.
     During the quarter, CIBC completed a restructuring of its risk management department. The new structure is based on the results of a comprehensive review that began earlier this year and comprises five groups as follows:
•	Balance Sheet Measurement, Monitoring and Control
•	Capital Markets
•	Credit Portfolio Management
•	Product Risk Management, Card Products, Mortgages & Retail Lending
•	Wholesale Credit & Investment Risk Management
     This new structure consolidates and simplifies CIBC’s risk management structure, while supporting our objectives to strengthen decision-making, accountability and communication on risk matters across the department and within CIBC.
Making a difference in our communities
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter, CIBC continued to demonstrate leadership in this area.
•	CIBC and the YMCA of Greater Toronto launched CIBC YMCA Access to Opportunity™ to help newcomers overcome barriers to settling in Canada. The new program includes financial literacy learning seminars that provide newcomers with information and advice needed to get started with banking in Canada as well as a job readiness training program that helps connect qualified newcomers to employment at CIBC and in the financial services sector.
•	CIBC was the principal sponsor, for the third year, of the Tour CIBC Charles-Bruneau, a four-day bicycle trip across Quebec that raises funds for children with cancer. This year, CIBC employees and clients raised $150,000 and the Tour exceeded its goal by raising $700,000. The funds raised will be donated to the Centre de cancérologie Charles-Bruneau at the Sainte-Justine Hospital for research and treatment of children with cancer.
•	CIBC employees throughout B.C. and parts of the Northern Territories raised more than $415,000 for the 2008 B.C. Children’s Hospital campaign. Since 1995, CIBC employees and clients have raised more than $3.7 million dollars for B.C. Children’s Hospital Foundation.
Gerald T. McCaughey
President and Chief Executive Officer

[1]	For additional information, see the “Non-GAAP measures” section.

CIBC Third Quarter 2008	3

Table of contents

4	External reporting changes
5	A note about forward-looking statements
6	Third quarter financial highlights
7	Overview
10	Run-off businesses
17	Other selected activities
18	Financial performance review
22	CIBC Retail Markets
24	CIBC World Markets
26	Corporate and Other
27	Financial condition
30	Management of risk
41	Accounting and control matters
43	Interim consolidated financial statements
48	Notes to the interim consolidated financial statements
Management’s Discussion And Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2007 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of August 27, 2008. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 149 and 150 of our 2007 Annual Accountability Report.
External reporting changes
The following is a summary of the external reporting changes adopted in the first quarter of 2008:
•	We adopted the Internal Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly named as Basel II. See “Management of risk” section for additional details.

•	We moved our commercial banking line of business from CIBC World Markets to CIBC Retail Markets. Prior period information was restated.

•	We moved our securitization-related revenue from the lines of businesses (cards, mortgages and personal lending) to other within CIBC Retail Markets. Prior period information was restated.

•	We moved the investment consulting service revenue from retail brokerage to asset management, both within CIBC Retail Markets. Prior period information was restated.

•	We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.

•	We reclassified the allowance for credit losses related to the undrawn credit facilities to other liabilities. Prior to 2008, it was included in allowance for credit losses. Prior period information was not restated.

4	CIBC Third Quarter 2008

A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Summary of third quarter results”, “Update on business priorities”, “Overview — Significant events”, “Overview — Outlook”, “Run-off businesses”, “Other selected activities” and “Financial performance review — Income taxes” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC Third Quarter 2008	5

Third Quarter Financial Highlights

		As at or for the three months ended			As at or for the nine months ended
		2008	2008	2007	2008	2007
Unaudited		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

	Common share information
Per share	- basic earnings (loss)	$0.11	$(3.00)	$2.33	$(7.05)	$6.75
	- cash basic earnings (loss) (1)	0.13	(2.98)	2.36	(6.99)	6.81
	- diluted earnings (loss)	0.11	(3.00)	2.31	(7.05)	6.69
	- cash diluted earnings (loss) (1)	0.13	(2.98)	2.34	(6.99)	6.75
	- dividends	0.87	0.87	0.77	2.61	2.24
	- book value	28.40	29.01	33.05	28.40	33.05
Share price	- high	76.75	74.17	106.75	99.81	106.75
	- low	49.56	56.94	92.37	49.56	92.37
	- closing	61.98	74.17	92.50	61.98	92.50
	Shares outstanding (thousands)
	- average basic	380,877	380,754	335,755	366,686	336,511
	- average diluted	382,172	382,377	338,691	368,352	339,739
	- end of period	380,732	380,770	334,595	380,732	334,595
	Market capitalization ($ millions)	$23,598	$28,242	$30,950	$23,598	$30,950

	Value measures
	Price to earnings multiple (12 month trailing)	n/m	n/m	10.3	n/m	10.3
	Dividend yield (based on closing share price)	5.6%	4.8%	3.3%	5.6%	3.2%
	Dividend payout ratio	n/m	n/m	33.0%	n/m	33.2%
	Market value to book value ratio	2.18	2.56	2.80	2.18	2.80

	Financial results ($ millions)
	Total revenue	$1,905	$126	$2,979	$1,510	$9,120
	Provision for credit losses	203	176	162	551	471
	Non-interest expenses	1,725	1,788	1,819	5,274	5,738
	Net income (loss)	71	(1,111)	835	(2,496)	2,412

	Financial measures
	Efficiency ratio	90.5%	n/m	61.1%	n/m	62.9%
	Cash efficiency ratio, taxable equivalent basis (TEB) (1)	88.0%	n/m	59.4%	n/m	61.4%
	Return on equity	1.6%	(37.6)%	28.3%	(30.3)%	28.1%
	Net interest margin	1.54%	1.57%	1.41%	1.48%	1.37%
	Net interest margin on average interest-earning assets	1.82%	1.85%	1.61%	1.74%	1.56%
	Return on average assets	0.08%	(1.29)%	1.00%	(0.96)%	0.99%
	Return on average interest-earning assets	0.10%	(1.52)%	1.14%	(1.14)%	1.14%
	Total shareholder return	(15.25)%	2.59%	(4.6)%	(36.79)%	8.0%

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$89,468	$92,189	$102,143	$89,468	$102,143
	Loans and acceptances	173,386	174,580	167,828	173,386	167,828
	Total assets	329,040	343,063	338,881	329,040	338,881
	Deposits	228,601	238,203	230,208	228,601	230,208
	Common shareholders’ equity	10,813	11,046	11,058	10,813	11,058
	Average assets	343,396	349,005	331,553	345,618	324,572
	Average interest-earning assets	290,598	296,427	290,157	293,373	284,015
	Average common shareholders’ equity	10,664	12,328	10,992	11,384	10,808
	Assets under administration	1,134,843	1,147,887	1,115,719	1,134,843	1,115,719

	Balance sheet quality measures
	Common equity to risk-weighted assets (2)	9.1%	9.6%	8.8%	9.1%	8.8%
	Risk-weighted assets ($ billions) (2)	$118.5	$114.8	$125.0	$118.5	$125.0
	Tier 1 capital ratio (2)	9.8%	10.5%	9.7%	9.8%	9.7%
	Total capital ratio (2)	14.4%	14.4%	13.7%	14.4%	13.7%

	Other information
	Retail / wholesale ratio(3)	67%/33%	68%/32%	76%/24%	67%/33%	76%/24%
	Regular workforce headcount	40,251	40,345	40,315	40,251	40,315

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Beginning Q1/08, these measures are based upon Basel II framework whereas the prior quarters were based upon Basel I methodology.

(3)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful due to the net loss.

6	CIBC Third Quarter 2008

OVERVIEW

Net income for the quarter was $71 million, compared to net income of $835 million for the same quarter last year and a net loss of $1,111 million for the prior quarter. Net loss for the nine months ended July 31, 2008 was $2,496 million, compared with net income of $2,412 million for the same period in 2007.
     Our results for the current quarter were affected by the following items:
•	Loss on the structured credit run-off business of $885 million ($596 million after-tax), which includes gains on index hedges, net of mark-to-market (MTM) losses on unhedged exposures related to the U.S. residential mortgage market (USRMM), of $12 million ($8 million after-tax), charges on credit protection purchased from ACA Financial Guaranty Corp. (ACA) and other financial guarantors of $904 million ($609 million after-tax), gains on credit hedges on structured credit counterparties of $74 million ($50 million after-tax), losses on sales of certain positions, and direct expense related to managing the run-off activities;
•	$16 million ($11 million after-tax) of higher than normal severance accruals;
•	$30 million ($20 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;
•	$28 million ($20 million after-tax and minority interest) gain on sale of shares in Visa Inc.;
•	Interest income on income tax reassessments of $27 million ($18 million after-tax); and
•	Losses and interest expense related to leveraged leases of $55 million ($33 million after-tax).
Compared with Q3, 2007
The loss on structured credit run-off business noted above was the main factor for the decline in revenue from the same quarter last year. Losses related to leveraged leases, lower gains on credit derivatives in our corporate loan hedging program, and lower retail spreads attributable to a lower interest rate environment also contributed to the decline. Revenue benefited from volume growth in cards, mortgages and deposits. Provision for credit losses was up mainly due to higher losses in the cards portfolio as a result of volume growth, an increase in provisions relating to the expiry of previous credit card securitizations and higher loss rates. Non-interest expenses were down largely due to lower performance-related compensation, partially offset by higher severance related expenses.
Compared with Q2, 2008
Revenue was up mainly due to lower charges on credit protection purchased from financial guarantors and lower MTM losses related to our USRMM positions. Revenue in the quarter was negatively impacted by lower treasury revenues and losses and interest expense related to leveraged leases. Non-interest expenses were down from the prior quarter due to lower litigation expenses, partially offset by higher performance-related compensation expense.
Compared with the nine months ended July 31, 2007
Revenue in the current period was significantly lower due to the charges on credit protection purchased from financial guarantors and MTM losses related to our USRMM positions. Lower revenue from U.S. real estate finance and the impact of the sale of some of our U.S. businesses, and lower retail spreads attributable to a lower interest rate environment contributed to the decline. Revenue benefited from higher gains on our corporate loan credit derivatives, volume growth in cards, mortgages and deposits, and the FirstCaribbean International Bank (FirstCaribbean) acquisition. Provision for credit losses was up mainly due to the reversal of general allowance in the same period last year and higher losses in the cards portfolio driven by volume growth, increase in provisions relating to the expiry of previous credit card securitizations and higher loss rates. Non-interest expenses were down largely due to lower performance-related compensation and the sale of some of our U.S. businesses. The loss for the period resulted in a tax benefit.
Our results for the prior periods were affected by the following items:

Q2, 2008
•	Loss on structured credit run-off business of $2.5 billion ($1.7 billion after-tax), which included MTM losses, net of gains on index hedges, on unhedged exposures related to the USRMM ($114 million, $77 million after-tax), charges on credit protection purchased from ACA and other financial guarantors ($2.2 billion, $1.5 billion after-tax), gain on credit hedges on structured credit counterparties ($63 million, $42 million after-tax), losses on sales of certain positions, and direct expenses related to managing the run-off activities;
•	$50 million ($34 million after-tax) of valuation charges against credit exposures to derivatives counterparties, other than financial guarantors;
•	$22 million ($19 million after-tax and minority interest) loss on Visa Inc.’s initial public offering (IPO) adjustment;
•	$26 million ($18 million after-tax) of severance accruals;
•	$65 million ($21 million after-tax) foreign exchange loss on the repatriation of retained earnings from our U.S. operations; and
•	$14 million ($9 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives.
Q1, 2008
•	$2.3 billion ($1.5 billion after-tax) charge on the credit protection purchased from ACA;
•	$626 million ($422 million after-tax) charge on the credit protection purchased from financial guarantors other than ACA;
•	$473 million ($316 million after-tax) MTM losses, net of gains on related hedges, on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the USRMM;

CIBC Third Quarter 2008	7

•	$171 million ($115 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives ($128 million, $86 million after-tax) and financial guarantors credit hedges ($43 million, $29 million after-tax);
•	$108 million ($64 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer), management changes and the exit and restructuring of certain other businesses, and
•	$56 million positive impact of favourable tax-related items.
Q3, 2007
•	$290 million ($190 million after-tax) MTM losses, net of gains on related hedges, on CDOs and RMBS related to the USRMM;
•	$75 million ($70 million after-tax) of net reversal of litigation accruals;
•	$77 million ($50 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives ; and
•	$48 million of tax recovery.
Q2, 2007
•	$91 million of favourable tax recoveries and reversals;
•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses; and
•	$10 million ($7 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives.
Q1, 2007
•	$6 million ($4 million after-tax) negative impact of changes in credit spreads on corporate loan credit derivatives.
Significant events
Global market credit issues
Problems originating in the U.S. subprime mortgage market last year continued to impact the conditions for credit and liquidity globally. Our structured credit business, within CIBC World Markets, had losses for the quarter of $885 million ($6.8 billion for the nine months ended July 31, 2008), primarily due to deterioration in the credit quality of financial guarantors and MTM losses on the underlying assets, which resulted in significant increases in valuation adjustments to the value of credit protection bought. During the quarter, we continued to actively manage our exposures, reducing notional exposures by approximately $1.5 billion and unwound related purchased credit derivatives of a similar amount for a total reduction in notional of approximately US$3 billion.
     In April 2008, the Financial Stability Forum (a group of G7 central banks and supervision groups) tabled recommendations with the G7 countries to enhance disclosure of what are deemed to be high risk activities. Based on these recommendations we have presented a number of related disclosures in the “Run-off businesses” and “Other selected activities” sections of the MD&A.
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S. based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses to Oppenheimer Inc. During the nine months ended July 31, 2008, we recorded a loss of $80 million on the sale. It is anticipated that the sale of certain other U.S. capital markets related activities located in the U.K. and Asia to Oppenheimer will close in the fourth quarter of 2008.
     CIBC restricted share awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     The disposition is not expected to have a significant impact on our ongoing results of operations.
Issue of share capital
During the first quarter, we issued 45.3 million common shares for net proceeds of $2.9 billion, through a combination of private placements and a public offering.
     We issued 23.9 million common shares for net proceeds of $1.5 billion, through a private placement to a group of institutional investors, comprising Manulife Financial Corporation, Caisse de dépôt et placement du Québec, Cheung Kong (Holdings) Ltd. and OMERS Administration Corporation.
     We also issued 21.4 million common shares for net proceeds of $1.4 billion, through a public offering.
Visa Inc.
As a result of the worldwide restructuring of Visa in the last quarter of 2007, in March 2008, Visa Inc. proceeded with the IPO of Class A shares at US$44 per share. As a result of the mandatory redemption of 56.1% of our shares and the final adjustment process, we recorded a pre-tax loss of $22 million ($19 million after-tax and minority interest) in the second quarter.
     In July 2008, we sold our remaining shares in Visa Inc. to another former bank member in the Visa network as permitted by the terms of Visa’s restructuring agreements and recorded a gain of $28 million ($20 million after-tax and minority interest).
Global restructuring of ACA
On August 7, 2008, we, together with other institutions reached an agreement with ACA to restructure the credit derivatives that ACA had in place with various counterparties. The restructuring resulted in the termination of the credit derivative contracts and, in return, we received

8	CIBC Third Quarter 2008

cash of approximately US$33 million representing our pro-rata share (16%) of an initial cash payment. We also received, on a pro-rata basis, a counterparty surplus note (CSN) issued by ACA, valued at US$8 million. The CSN entitles the holder to receive any residual cash flows of ACA and is subject to the review and approval of the Maryland Insurance Administration.
     We consider that the events of August 7, 2008 represent additional information relating to our best estimate of the amounts recoverable from ACA as at July 31, 2008, and have accordingly adjusted our credit valuation adjustment against ACA resulting in a credit to net income before tax of US$11 million.
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”.
     The EIC requires that a change in the estimated timing of the cash flows relating to income taxes result in a recalculation of the timing of income recognition from the leveraged lease. The adoption resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
     On August 5, 2008, CIBC received a settlement offer from the Internal Revenue Service (IRS) with respect to its leveraged leases. The terms and conditions of the letter are identical to that received by other industry participants in these transactions. The effect of the communication is a further change in the cash flows from the previous offer to settle by the IRS and from what was reflected in the opening retained earnings amount as described above. The current quarter income statement includes a pre-tax charge of $22 million resulting from a GAAP lease income adjustment and a further pre-tax charge of $33 million for interest payments on deficient tax installments. The settlement offer includes certain other terms and conditions which CIBC is attempting to have clarified with the IRS including a “best efforts” clause to terminate all leases before December 31, 2008 when all associated tax benefits for leases not terminated will be deemed to end. CIBC has 60 days from August 5, 2008 to accept this offer. The IRS will provide additional written information on the offer shortly. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer, it is possible that clarification by the IRS of certain terms and conditions (and agreement on actual numbers) could result in additional charges in future quarters.
Outlook
Canadian economic growth is expected to remain very sluggish in the final fiscal quarter of this year, held back by weak exports and the impacts of recent employment declines on consumer spending. Housing construction is also showing some tentative signs of a slowdown. Interest rates are likely to remain generally stable until 2009 as the central bank awaits signs of an economic pick-up in the U.S.
     CIBC Retail Markets should benefit from what are still historically low unemployment rates that support lending growth and household credit quality. A slower pace of real estate price increases and home sales may moderate mortgage growth rates.
     For CIBC World Markets, mergers and acquisitions and equity activity will likely remain slower than in the prior year due to credit concerns affecting global leveraged deals. We expect loan demand to increase due to reduced investor appetite for asset-backed securities. Economic softness could lead to a less favourable period for corporate credit risk in certain parts of the Canadian economy.

CIBC Third Quarter 2008	9

RUN-OFF BUSINESSES

Given the uncertain market conditions and to focus on our core businesses in CIBC World Markets, we have curtailed activity in our structured credit and international leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.
Background information on special purpose entities
Structured credit activities usually involve special purpose entities (SPEs). SPEs are legal vehicles, often in the form of trusts, which are designed to fulfill specific and narrow needs. SPEs are used to provide market liquidity to clients and to create investment products by aggregating either pools of homogenous assets or a variety of different assets, and issuing either single tranche short term debt securities, referred to as asset-backed commercial paper (ABCP) or longer term multi-tiered debt instruments which include super senior, senior, subordinated or mezzanine, and equity tranches. Often SPEs are referred to by reference to the type of assets that are aggregated within the SPE such as RMBS which aggregate mortgage loans, or collateralized loan obligations (CLOs) which aggregate corporate loans. In addition, SPEs can also aggregate debt securities issued by other SPEs, such as RMBS, and are referred to as CDOs. In more complex structures, SPEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDOs squared. Our involvement with SPEs is discussed in the “Off balance sheet arrangements” section of the MD&A.
Structured credit run-off business
Overview and results
Our structured credit business, within CIBC World Markets, comprises our activities as principal and for client facilitation. These activities include warehousing of assets and structuring of SPEs which could result in the holding of unhedged positions. Other activities include intermediation, correlation, and flow trading which earn a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged -
•	USRMM
•	non-USRMM
Hedged -
•	financial guarantors (USRMM and non-USRMM)
•	other counterparties (USRMM and non-USRMM)
Results — losses before taxes

			For the nine
	For the three months ended		months ended
	2008	2008	2008
$ millions	Jul. 31	Apr. 30	Jul. 31

Trading	$885	$2,340	$6,603
Available-for-sale (AFS)	—	144	230

Total	$885	$2,484	$6,833

The structured credit business had losses during the quarter of $885 million, compared to losses of $2.5 billion in the prior quarter. These losses were primarily driven by further deterioration in the credit quality of financial guarantors and the mark-to-market losses of the underlying assets, which resulted in significant increases in credit valuation adjustments.
Change in exposures
ACA
During the quarter, the following events took place with respect to written credit derivatives against which we purchased protection from ACA:
•	US$97 million of notional of our written credit derivatives were cancelled as a result of default in the underlyings, generating a loss of US$9 million in the quarter. The corresponding purchased credit derivatives with ACA were also cancelled.
•	We terminated US$339 million of written credit derivatives with a loss of US$2 million. As a result, the corresponding purchased credit derivatives with ACA became unmatched protection.
•	Normal amortization reduced the notional of our written and corresponding purchased credit derivatives with ACA by US$28 million.
On August 7, 2008, we together with other institutions reached an agreement with ACA to restructure the credit derivatives that ACA had in place with various counterparties. The restructuring resulted in the termination of the credit derivatives contracts and in return, we received cash of approximately $33 million representing our pro-rata share (16%) of an initial cash payment. We also received, on a pro-rata basis, a CSN issued by ACA, valued at $8 million. The CSN entitles the holder to receive any residual cash flows of ACA and is subject to the review and approval of the Maryland Insurance Administration.
     As a consequence of the restructuring, our investments (notional US$217 million, fair value US$11 million) and our written credit derivatives, (notional US$1,226 million, fair value liability US$1,097 million) previously hedged by ACA, became unhedged as of August 7, 2008.
Others
During the quarter, in addition to the reduction of the ACA related positions noted above we have also reduced exposures in the intermediation, correlation and flow trading books by approximately US$1.5 billion, and unwound related purchased credit derivatives of a similar amount for a total reduction in notional of approximately US$3.0 billion.

	2008	2008
US$ millions, as at	Jul. 31	Apr. 30

Notional
Investments and loans(1)	$10,261	$10,678
Written credit derivatives(2)	34,128	35,832

Total gross exposures	$44,389	$46,510

Purchased credit derivatives and index hedges	$43,384	$44,963

(1)	Notional for investments and loans represent original investment costs.

(2)	Includes notional amount for written credit derivatives and liquidity and credit facilities.

10	CIBC Third Quarter 2008

Total exposures
The exposures held within our structured credit run-off business within CIBC World Markets are summarized in the table below. Our subsidiary, FirstCaribbean, within CIBC Retail Markets, also has holdings in securities with USRMM exposure which are being managed separately and are included in the table below.

US$ millions, as at July 31, 2008
	Exposures(1)						Hedged by							Unhedged	Unhedged
	Investments & loans			Written credit derivatives			Purchased credit derivatives and index hedges							exposures	USRMM
				and liquidity and
				credit facilities(2)
							Financial guarantors			Others				Net	Net
	Notional	Fair value	(3)	Notional	Fair value	(4)	Notional	Fair value	(3)(4)	Notional		Fair value	(3)	notional	exposure(5)

USRMM
Unhedged(6)
Super senior
CDO of mezzanine RMBS	$—	$—		$278	$264		$—	$—		$—		$—		$278	$14
Warehouse — RMBS	365	20		—	—		—	—		—		—		365	20
Various(7)	146	11		—	—		—	—		—		—		146	11
Index hedges	—	—		—	—		—	—		75		58		(75)	(17)

	511	31		278	264		—	—		75		58		714

Hedged
Other CDO	1,498	226		4,908	3,867		5,789	4,695		550	(9)	361		67
Unmatched purchased credit derivatives(8)	—	—		—	—		1,880	1,771		—		—		—

Total USRMM	$2,009	$257		$5,186	$4,131		$7,669	$6,466		$625		$419		$781

Non-USRMM
Unhedged
CLO(2)	$257	$218		$161	$12		$—	$—		$—		$—		$418
Corporate debt	209	187		—	—		—	—		—		—		209
Third party sponsored ABCP conduits(2)(10)	459	270		639	n/a		—	—		—		—		1,098
Warehouse — non-RMBS	160	78		—	—		—	—		—		—		160
Others(2)	254	251		94	n/a		—	—		—		—		348

	1,339	1,004		894	12		—	—		—		—		2,233

Hedged
CLO (11)	6,197	5,170		8,284	765		13,967	1,436		529		39		(15)
Corporate debt	—	—		16,139	872		6,959	415		9,176		475		4
CMBS	—	—		777	191		777	192		—		—		—
Others	716	585		2,848	303		2,871	381		730		46		(37)
Unmatched purchased credit derivatives	—	—		—	—		—	—		81		—		—

Total non —USRMM	8,252	6,759		28,942	2,143		24,574	2,424		10,516		560		2,185

Total	$10,261	$7,016		$34,128	$6,274		$32,243	$8,890		$11,141		$979		$2,966

Apr. 30, 2008	$10,678	$7,529		$35,832	$6,073		$32,632	$8,063		$12,331		$776		$3,435

(1)	We have excluded from the table above our total holdings of the following entities, including those related to our treasury activities, as at July 31, 2008 of notional US$4,187 million and fair value US$4,149 million. (Total holdings as at April 30, 2008 was notional US$5,309 million and fair value US$5,283 million. Amounts reported in the prior quarter did not include money market positions in an offshore subsidiary
•	Debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$1,904 million, fair value US$1,880 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$1,029 million, fair value US$1,008 million), Government National Mortgage Association (Ginnie Mae) (notional US$198 million, fair value US$195 million), Federal Home Loan Banks (notional US$1,000 million, fair value US$999 million), and Federal Farm Credit Bank (notional US$400 million, fair value US$400 million).

•	Trading equity securities issued by Fannie Mae (fair value US$3 million) and Freddie Mac (fair value US$1 million) which are hedged by short positions in stock indices, and trading equity securities in, student Loan Marketing Association (Sallie Mae) (fair value US$2 million)

•	Short positions in debt securities, predominantly To Be Announced securities, of Fannie Mae (notional US$133 million, fair value US$131 million) and Freddie Mac (notional US$217 million, fair value US$208 million)

(2)	Liquidity and credit facilities to third party sponsored ABCP conduits amounted to US$639 million, to non-USRMM unhedged CLO amounted to US$64 million and to non-USRMM unhedged others amounted to US$94 million.

(3)	Gross of valuation adjustments (VA) for purchased credit derivatives of $6.0 billion.

(4)	This is the fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(5)	After write-downs.

(6)	As at July 31, 2008, the rating for super senior CDO of Mezzanine RMBS was CC. The rating for the warehouse RMBS was approximately 46% investment grade and 54% non-investment grade (based on % of market value).

(7)	Includes USRMM exposures held in FirstCaribbean which mature in 25 to 38 years and are rated AA1 to AAA.

(8)	During the quarter, we have sold and unwound some of our USRMM exposures that were previously hedged, leaving the purchased credit derivatives unmatched.

(9)	Hedged with a large American diversified multi-national insurance and financial services company with which CIBC has market standard collateral arrangements.

(10)	Estimated USRMM exposure in the third party sponsored ABCP conduits was $110 million as at July 31, 2008.

(11)	Investments and loans include unfunded investment commitments with a notional of US$318 million (April 30, 2008: US$331 million) and negative fair value of US$44 million (April 30, 2008: US$31 million).

n/a	not applicable

CIBC Third Quarter 2008	11

Unhedged USRMM exposures
Our remaining unhedged exposure to the USRMM, after write downs, was US$45 million ($46 million) as at July 31, 2008. To mitigate this exposure, we also have subprime index hedges with a notional amount of US$75 million ($77 million) and a fair value of US$58 million ($59 million) as at July 31, 2008. During the quarter, we terminated $225 million notional of index hedges as a result of the reduction in our exposures. We had gains on index hedges, net of realized and unrealized losses on our unhedged USRMM exposures, in the quarter of US$12 million ($12 million).
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relates to four categories: CLO, corporate debt, third party sponsored ABCP conduits, warehouse non-RMBS, and other. A fifth category, commercial mortgage backed securities (CMBS) in FirstCaribbean was sold during the quarter.
CLO
Our unhedged CLO assets with notional of US$418 million ($428 million) were mostly rated AAA as at July 31, 2008, and are backed by diversified pools of European based senior secured leveraged loans.
Corporate debt
Approximately 21%, 53% and 26% of the unhedged corporate debt exposures with notional of US$209 million ($214 million) are related to positions in Europe, Canada and other countries respectively.
Third party sponsored ABCP conduits
We hold positions in and provide liquidity facilities with a total notional of US$1,098 million ($1,124 million) to ABCP conduits that are parties to the “Montreal Accord” and ABCP conduits that are not parties to the Montreal Accord.
Montreal Accord
As at July 31, 2008 we held $452 million (October 31, 2007: $358 million) in par value holdings in non-bank sponsored ABCP subject to the Montreal Accord, including $94 million notional purchased in the third quarter which was in excess of management’s estimate of fair value of these instruments, to settle claims. These non-bank sponsored ABCP are backed by traditional securitization assets, and leveraged and unleveraged CDOs, some of which have U.S. sub-prime exposures (estimated notional exposure to U.S. sub-prime mortgages was $110 million as at July 31, 2008).
     We also provided a liquidity facility of $270 million to one of these conduits which was undrawn as at July 31, 2008. The conditions of the facility require the conduit’s notes, which are currently unrated, to be rated R-1 (high) by DBRS, hence it is unlikely to be drawn. If the restructuring plan set out in the Montreal Accord ultimately prevails as we expect, we will receive $145 million in senior Class A-1 notes, $153 million in senior Class A-2 notes and $152 million in various subordinated and tracking notes and $2 million in accrued interest in exchange for our existing ABCP with par value of $452 million in the third quarter. The Class A-1 and Class A-2 notes pay a variable rate of interest that will be below market levels. The subordinated notes are expected to be zero coupon in nature paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes will pass through the cash flows of the underlying assets. All of the notes are expected to mature in December 2016.
     Based on our estimate of the $258 million combined fair value of these notes, we recorded cumulative losses of $170 million, all in previous quarters.
     In addition, pursuant to the restructuring plan, we expect to participate in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we will be committed to provide a $300 million undrawn loan facility to be used in the unlikely event that the amended collateral triggers of the related credit derivatives are breached and the new trusts to be created under the Montreal Accord do not have sufficient assets to support the collateral requirements. If the loan facility was fully drawn and more collateral was required, we would then have the right to limit our commitment to the original $300 million, although the consequence would likely be the loss of that $300 million loan.
Other ABCP conduits
We also provided liquidity and credit related facilities to third party sponsored ABCP conduits that are not parties to the Montreal Accord. During the quarter, $100 million and $140 million of the facilities have been terminated and drawn respectively. The drawn amounts are included in non-USRMM unhedged others in the table on page 11. As at July 31, 2008, $384 million of the facilities, all to U.S. conduits, remained undrawn. The underlying assets of these conduits comprise U.S. auto loans (50%) and U.S. CDO (48%), with maturities ranging from five to eight years. Of the $384 million, $40 million was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. Approximately 87% of the $40 million is provided to conduits with CDO assets. In addition, as at July 31, 2008, we had investments and loans of $18 million in third party sponsored ABCP conduits that are not parties to the Montreal Accord.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of US$160 million ($164 million), 73% is investment in CLOs backed by diversified pools of U.S. based senior secured leveraged loans. Approximately 14% is investment in CDOs backed by trust preferred securities with exposure to U.S. real estate investment trusts. Another 7% has exposure to the U.S. commercial real estate market.

12	CIBC Third Quarter 2008

Other
Other unhedged exposure with notional of US$254 million ($260 million) is primarily related to film rights receivables (40%), lottery receivables (23%), and U.S. mortgage defeasance loans (27%).
Hedged with financial guarantors (USRMM and non-USRMM)
ACA
During the quarter, we recorded a charge of US$102 million ($104 million) on our exposures hedged by ACA. We have increased our valuation adjustments by US$12 million ($12 million) against the receivable from ACA for unmatched purchased credit derivatives, bringing the total valuation adjustments for ACA to US$3.0 billion ($3.1 billion) as at July 31, 2008. With the restructuring of ACA on August 7, 2008 as noted above, we have reduced our credit valuation adjustments against ACA resulting in a credit to earnings of US$11 million ($11 million). As a result, the fair value of derivative contracts with ACA net of valuation adjustments was US$41 million ($42 million) as at July 31, 2008.
Other counterparties
We also recorded a charge of US$799 million ($800 million) on the hedging contracts provided by other financial guarantors to increase their related valuation adjustments to US$3.0 billion ($3.0 billion) as at July 31, 2008. The fair value of derivative contracts with other financial guarantors net of valuation adjustments was US$2.9 billion ($2.9 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     Mitigating our exposure to these financial guarantors are credit hedges with a notional amount of US$205 million ($210 million) and a fair value of US$65 million ($67 million) as at July 31, 2008. During the quarter, we recognized a gain of US$66 million ($68 million) net of premium cost on these remaining hedges and others that were unwound in the quarter. These credit hedges are market standard contracts and generic to each insurer. They do not specifically refer to the contracts that we have with each insurer. Subsequent to July 31, 2008, we terminated these hedges realizing their gains.
     In addition, we have loan and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at July 31, 2008, these positions were performing and the total amount guaranteed by financial guarantors was approximately US$220 million.
     The following tables present the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at July 31, 2008
							USRMM related				Non-USRMM				Total
	Standard		Moody’s							Credit-				Credit-		Net
	and		investor		Fitch			Fair		related		Fair		related		fair
Counterparty	Poor’s		services		ratings		Notional	value	(1)	VA	Notional	value	(1)	VA	Notional	value

I	AA	(2)(3)	A2		—	(4)	$75	$23		$(12)	$2,031	$292		$(157)	$2,106	$146
II	AA	(2)(3)	Aa3		—	(4)	541	434		(169)	1,786	319		(125)	2,327	459
III	A-	(2)	Ba2	(5)	CCC		618	573		(366)	1,515	185		(118)	2,133	274
IV	BB	(2)	B1		CCC		533	494		(333)	2,308	222		(150)	2,841	233
V	BBB-	(2)	B2	(5)(6)	CCC	(6)	2,580	1,873		(807)	2,678	281		(121)	5,258	1,226
VI	CCC		—		—		3,322	3,069		(3,028)	—	—		—	3,322	41
VII	AAA		Aaa	(2)	AAA		—	—		—	5,200	285		(178)	5,200	107
VIII	AAA		Aaa	(2)	AAA		—	—		—	5,115	481		(218)	5,115	263
IX	AAA		Aaa	(2)	AAA		—	—		—	1,491	156		(56)	1,491	100
X	A	(2)	A3		—	(7)	—	—		—	2,252	200		(146)	2,252	54
XI	A+		A3		A+	(2)	—	—		—	198	3		(1)	198	2

Total financial guarantors							$7,669	$6,466		$(4,715)	$24,574	$2,424		$(1,270)	$32,243	$2,905

Apr. 30, 2008							$7,879	$6,223		$(4,667)	$24,753	$1,840		$(502)	$32,632	$2,894

(1)	Before VA

(2)	On credit watch with negative implications

(3)	Credit watch removed in August, 2008.

(4)	Rating withdrawn in June, 2008. No longer rated by Fitch ratings.

(5)	On credit watch

(6)	Changed to credit watch with positive implications in August, 2008.

(7)	Rating withdrawn in May, 2008. No longer rated by Fitch ratings.

CIBC Third Quarter 2008	13

The assets underlying the exposure hedged by financial guarantors are as follows:

US$ millions, as at July 31, 2008
	USRMM related	Non-USRMM related
	Notional	Notional
			Corporate
Counterparty	CDO	CLO	debt	CMBS	Others	Total

I	$75	$686	$—	$777	$568	$2,031
II	541	952	—	—	834	1,786
III	618	1,387	—	—	128	1,515
IV	533	2,010	—	—	298	2,308
V	2,580	2,678	—	—	—	2,678
VI	3,322	—	—	—	—	—
VII	—	—	5,200	—	—	5,200
VIII	—	4,865	—	—	250	5,115
IX	—	1,314	—	—	177	1,491
X	—	75	1,759	—	418	2,252
XI	—	—	—	—	198	198

Total financial guarantors	$7,669	$13,967	$6,959	$777	$2,871	$24,574

Apr. 30, 2008	$7,879	$14,075	$6,959	$777	$2,942	$24,753

USRMM
Hedged
Our USRMM related positions of notional $5.8 billion hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 45% subprime RMBS, 28% Alt-A RMBS, 13% ABS CDOs and 14% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 22% pre-2006 vintage as well as 78% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt A underlyings as those exposures that have FICO scores of 720 or below but greater than 660.
Unmatched purchased credit derivatives
Underlying reference assets for unmatched credit derivatives of notional $1.9 billion purchased from financial guarantors represent super senior CDOs with approximately 81% sub-prime RMBS, 1% Alt-A RMBS, and 18% ABS CDOs. Sub-prime and Alt-A underlyings consist of approximately 46% pre-2006 vintage and 54% 2006 and 2007 vintage RMBS.
Non-USRMM
The following provides further data and description of the assets underlying the non-USRMM exposures hedged by financial guarantors:

US$ millions, as at July 31, 2008
									Weighted
									average	Investment
		Fair	Total		Notional/Tranche		Fair value/Tranche		life (WAL)	grade (2)	Subordination
	Notional	value	tranches	(1)	High	Low	High	Low	in years	underlyings	Average	Range

CLO	$13,967	$1,436	82		$375	$25	$46	$—	5.4	1%	32%	6-67%
Corporate debt	6,959	415	11		800	259	93	13	4.3	75%	19%	15-30%
CMBS	777	192	2		453	324	102	90	6.5	66%	44%	43-46%
Others
Non-US RMBS	481	57	5		178	20	22	—	6.9	n/a	32%	1-53%
TruPS	873	175	12		128	24	50	3	5.1	n/a	49%	46-57%
Other	1,517	149	13		270	1	68	—	8.0	n/a	17%	0-53%

Total	$24,574	$2,424	125		$2,204	$653	$381	$106

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	Or equivalent based on internal credit ratings.

n/a	Not available

14	CIBC Third Quarter 2008

CLO
The CLO, which are primarily AAA rated tranches, comprise assets in a wide range of industries with the highest concentration in the services (personal and food) industry (30%), the broadcasting, publishing and telecommunication sector (18%), and the manufacturing sector (15%). Only 4% is in the real estate sector. Approximately 63% and 32% of the underlyings represent U.S. and European exposures respectively.
Corporate Debt
The Corporate Debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (34%) corporate debt in various industries (manufacturing 27%, financial institutions 14%, cable and telecommunications 10%, retail and wholesale 9%).
CMBS
The two synthetic tranches reference CMBS portfolios, which are backed by pools of commercial real estate mortgages located primarily in the United States.
Others
Others are CDOs backed by trust preferred securities (TruPs), which are Tier II Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases, railcar leases and movie receivables.
Hedged with other counterparties
The following table provides the notional amounts and fair values of purchased credit derivatives from counterparties other than financial guarantors. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.

	USRMM related		Non-USRMM		Total
					Notional		Fair value
					2008	2008	2008	2008
US$ millions, as at	Notional	Fair value	Notional	Fair value	Jul. 31	Apr. 30	Jul. 31	Apr. 30

Non-bank financial institutions	$550	$361	$309	$18	$859	$992	$379	$305
Banks	—	—	948	66	948	1,434	62	28
Canadian conduits	—	—	9,176	475	9,176	9,256	475	245
Governments	—	—	—	—	—	347	—	—
Others	—	—	2	1	2	2	1	1

Total	$550	$361	$10,435	$560	$10,985	$12,031	$917	$579

The assets underlying the exposure hedged by counterparties other than financial guarantors is as follows:

	USRMM related		Non-USRMM related
	Notional		Notional
					Corporate
US$ millions, as at July 31, 2008	CDO	(1)	CLO	(2)	debt	Other	(3)

Non-bank financial institutions	$550		$—		$—	$309	(4)
Banks	—		529		—	419	(4)
Canadian conduits	—		—		9,176	—
Governments	—		—		—	—
Others	—		—		—	2	(4)

Total	$550		$529		$9,176	$730

Apr. 30, 2008	$591		$529		$9,256	$1,655

(1)	The US$550 million represents super senior CDOs with approximately 76% subprime RMBS, 3% Alt-A RMBS, 10% ABS CDOs, and 11% non-USRMM. Subprime and Alt-A are all pre-2006 vintage.

(2)	3% of underlyings is investment grade. 4 % is North American exposure and 96% is European exposure. Major industry concentration is in the services industry (40%), the manufacturing sector (20%), the broadcasting and communication industries (14%); and only 3% is in the real estate sector.

(3)	71% of underlyings is investment grade or equivalent. 36% is U.S. exposure and 31% is European exposure. Major industry concentration is in the banking and finance sector (31%), the broadcasting, publishing and telecommunication industries (14%), and the mining and oil and gas sector (12%); only 2% is in the real estate sector.

(4)	Consist largely of single name credit default swaps which hedge written single name credit default swaps and securities.

CIBC Third Quarter 2008	15

Canadian conduits
We purchase credit derivatives protection from Canadian conduits and generate revenue by selling the same protection on to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. One of the conduit counterparties, Great North Trust, is sponsored by CIBC and the remaining conduit counterparties are parties to the Montreal Accord.

					Collateral
				Mark-to-	and
US$ millions, as at July 31, 2008	Underlying	Notional	(1)	market	guarantee	(2)

Conduits
Great North Trust	Investment grade corporate credit index (3)	$4,826		$291	$406	(4)
Nemertes I / Nemertes II	160 Investment grade corporates (5)	4,350		184	462

Total		$9,176		$475	$868

Apr. 30, 2008		$9,256		$245	$766

(1)	These exposures mature within 5 to 8 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, commercial paper issued by CIBC-sponsored securitization conduits, CIBC bankers acceptances, and funding commitments.

(3)	Consists of a static portfolio of 125 North American corporate reference entities that were investment grade rated when the index was created. 85% of the entities are rated Baa3 or higher. 123 reference entities are U.S. entities. Financial guarantors represent approximately 2.4% of the portfolio. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	Includes US$114 million of funding commitments (with indemnities) from certain third party investors in Great North Trust.

(5)	Consists of a static portfolio of 160 corporate reference entities of which 91.3% was investment grade on the trade date. 87% entities are currently rated Baa3 or higher (investment grade). 77 reference entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. Attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market. Nereus is the sponsor for Nemertes I and Nemertes II trusts.
Leveraged finance business
We provide leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrite leveraged financial loans and syndicate the majority of the loans, earning a fee during the process.
     We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer and are exiting our European leveraged finance (ELF) business.
     As with the structured credit run-off business, the risk in the ELF run-off business is also managed by a focused team with the mandate to reduce the residual portfolio As at July 31, 2008, we have funded leveraged loans of $924 million (April 30, 2008: $851 million), of which $1 million (April 30, 2008: nil) is considered impaired, and unfunded letters of credits and commitments of $288 million (April 30, 2008: $374 million) of which $23 million, (April 30, 2008: nil) is considered impaired. Associated with this, we had a loss of $5 million related to a credit loss provision on impaired loans and unfunded commitments during the quarter.
     Exposures of ELF loans by industry are as follows:

$ millions, as at July 31, 2008	Drawn	(1)	Undrawn	(1)

Construction	$85		$37
Manufacturing	312		111
Services	254		63
Transportation and public utilities	41		33
Wholesale trade	232		44

Total	$924		$288

(1)	Includes impairment

16	CIBC Third Quarter 2008

OTHER SELECTED ACTIVITIES

In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at July 31, 2008, our holdings of ABCP issued by our sponsored conduits were $44 million (October 31, 2007: $3.1 billion), and our committed backstop liquidity facilities to these conduits were $9.8 billion. We also provided credit facilities of $60 million to these conduits as at July 31, 2008.
     The following table shows the underlying collateral and the average maturity for each asset type in our multi-seller conduits:

		Estimated
	Funded	weighted avg.
$ millions, as at July 31, 2008	amount	life (years)

Asset class
Residential mortgages	$3,642	2.3
Auto leases	2,709	1.2
Franchise loans	785	1.7
Auto loans	608	1.1
Credit cards	975	4.6	(1)
Dealer floorplan	487	1.3
Equipment leases/loans	351	1.4
Other	26	1.9

Total	$9,583	2.0

Apr. 30, 2008	$12,160	2.0

(1)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the ratings of the notes issued by the multi-seller conduits.
     In addition, we also securitize our mortgages and credit cards receivables. Details of our securitization transactions during the quarter are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed rate financing within the permanent program. These commercial mortgages are then sold into CMBS programs. The business also maintains CMBS trading and distribution capabilities. As at July 31, 2008, the group has a CMBS inventory with a market value of US$3.3 million. The following table provides a summary of our positions in this business as at July 31, 2008:

	Unfunded	Funded
US$ millions, as at July 31, 2008	commitments	loans	(2)

Construction program	$298	$622
Interim program	164	1,129
Commercial fixed rate mortgages	—	151	(1)

Total	$462	$1,902

Apr. 30, 2008	$413	$1,944

(1)	This represents the market value of funded loans of US$209 million.

(2)	Funded loans of US$190 million are economically hedged with interest rate swap and total rate of return swaps. The loans are provided for commercial real estate and the maturities of the loans are between 1-2 years.

CIBC Third Quarter 2008	17

FINANCIAL PERFORMANCE REVIEW

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income	$1,327	$1,349	$1,180	$3,830	$3,318
Non-interest income	578	(1,223)	1,799	(2,320)	5,802

Total revenue	1,905	126	2,979	1,510	9,120
Provision for credit losses	203	176	162	551	471
Non-interest expenses	1,725	1,788	1,819	5,274	5,738

(Loss) income before taxes and non-controlling interests	(23)	(1,838)	998	(4,315)	2,911
Income tax (benefit) expense	(101)	(731)	157	(1,834)	479
Non-controlling interests	7	4	6	15	20

Net income (loss)	$71	$(1,111)	$835	$(2,496)	$2,412

Net interest income
Net interest income was up $147 million or 12% from the same quarter last year, mainly due to decreased trading interest expense, volume growth in retail products, interest income on tax reassessments, and higher interest income in FirstCaribbean. These factors were offset in part by interest expense related to leveraged leases.
     Net interest income was down $22 million or 2% from the prior quarter, primarily due to interest expense related to leveraged leases, offset in part by volume growth in retail products, interest income on tax reassessments, and the impact of two more days in this quarter.
     Net interest income for the nine months ended July 31, 2008 was up $512 million or 15% from the same period in 2007, mainly due to volume growth in retail products, decreased trading interest expense, higher interest income in FirstCaribbean, interest income on tax reassessments, and the impact of one more day. These factors were offset in part by interest expense related to leveraged leases.
Non-interest income
Non-interest income was down $1,221 million or 68% from the same quarter last year, primarily due to charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM. In addition, lower trading activities, the impact of the sale of some of our U.S. businesses, lower fair value option (FVO) revenue, and lower gains on available for sale (AFS) securities also contributed to the decline.
     Non-interest income was up $1,801 million from the prior quarter, mainly due to lower charges on credit protection purchased from financial guarantors and lower MTM losses related to our exposure to the USRMM. In addition, higher trading activities, the prior quarter foreign exchange loss on the repatriation of retained earnings from our U.S. operations, and higher gains on AFS securities also contributed to the increase.
     Non-interest income for the nine months ended July 31, 2008 was down $8,122 million from the same period in 2007, primarily due to charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM. In addition, lower trading activities, the impact of the sale of some of our U.S. businesses, lower FVO revenue, and lower gains on AFS securities also contributed to the decline. These factors were partially offset by higher gains on credit derivatives.
Provision for credit losses
Provision for credit losses was up $41 million or 25% from the same quarter last year, largely due to higher losses in the cards portfolio as a result of volume growth, an increase in the provision relating to the expiry of previous credit card securitizations, and higher loss rates. These factors were partially offset by improvements in the personal lending portfolio. Higher losses in CIBC World Markets in the U.S. and Europe also contributed to the increase.
     Provision for credit losses was up $27 million or 15% from the prior quarter, primarily due to higher losses in the cards portfolio as a result of the reasons noted above.
     Provision for credit losses for the nine months ended July 31, 2008 was up $80 million or 17% from the same period in 2007. Higher losses in the cards portfolio as a result of the reasons noted above and lower recoveries in Europe in CIBC World Markets were partially offset by improvements in the personal lending portfolio. The second quarter of 2007 benefited from the $24 million reversal of the general allowance.
Non-interest expenses
Non-interest expenses were down $94 million or 5% from the same quarter last year primarily due to lower performance-related compensation, commission, pension, telecommunication, and computer expenses. These were offset in part by higher litigation expenses.

18	CIBC Third Quarter 2008

     Non-interest expenses were down $63 million or 4% from the prior quarter, primarily due to lower litigation expenses, partially offset by higher performance-related compensation.
     Non-interest expenses were down $464 million or 8% for the nine months ended July 31, 2008 from the same period in 2007. The decrease was mainly due to lower performance-related compensation, partially offset by higher litigation expenses. The current period also benefited from lower commission, pension, and communication expenses.
Income taxes
Income tax benefit was $101 million, compared to an expense of $157 million in the same quarter last year. The change was largely due to reduced income. The prior period also benefited from income tax recoveries. The income tax benefit in the current quarter is large relative to the loss before taxes and non-controlling interests owing to the mix of earnings in jurisdictions that have different tax rates. Income tax benefit was down $630 million from the prior quarter, primarily due to a lower loss before tax.
     The income tax benefit for the nine months ended July 31, 2008 was $1,834 million, compared with an expense of $479 million in the same period in 2007. The income tax benefit was due to the loss during the current period.
     The effective tax recovery rate was 439.1% for the quarter, compared to an effective tax rate of 15.7% for the same quarter last year and a tax recovery rate of 39.8% for the prior quarter. The current quarter recovery rate is high for the reason noted above. The effective tax recovery rate for the nine months ended July 31, 2008 was 42.5% compared to an effective tax rate of 16.5% for the same period in 2007.
     At the end of the quarter, our future income tax asset was $1.3 billion, net of a US$82 million ($84 million) valuation allowance. Included in the future income tax asset are $954 million related to a Canadian non- capital loss carryforward which expires in 20 years, and $68 million related to a Canadian capital loss carryforward which has no expiry date. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar appreciated 5% on average relative to the U.S. dollar from the same quarter last year, resulting in a $11 million decrease in the translated value of our U.S. dollar functional earnings.
     The Canadian dollar depreciated 1% on average relative to the U.S. dollar from the prior quarter, resulting in a $1 million increase in the translated value of our U.S. dollar functional earnings.
     The Canadian dollar appreciated 11% on average relative to the U.S. dollar for the nine months ended July 31, 2008 from the same period in 2007, resulting in a $223 million decrease in the translated value of our U.S. dollar functional earnings.

CIBC Third Quarter 2008	19

Review of quarterly financial information

	2008			2007				2006
$ millions, except per share amounts,
for the three months ended	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Revenue
CIBC Retail Markets	$2,355	$2,239	$2,371	$2,794	$2,386	$2,309	$2,273	$2,171
CIBC World Markets	(598)	(2,166)	(2,957)	5	455	606	662	572
Corporate and Other	148	53	65	147	138	135	156	147

Total revenue	1,905	126	(521)	2,946	2,979	3,050	3,091	2,890
Provision for credit losses	203	176	172	132	162	166	143	92
Non-interest expenses	1,725	1,788	1,761	1,874	1,819	1,976	1,943	1,892

(Loss) income before taxes and non-controlling interests	(23)	(1,838)	(2,454)	940	998	908	1,005	906
Income tax (benefit) expense	(101)	(731)	(1,002)	45	157	91	231	87
Non-controlling interests	7	4	4	11	6	10	4	—

Net income (loss)	$71	$(1,111)	$(1,456)	$884	$835	$807	$770	$819

Earnings (loss) per share
— basic	$0.11	$(3.00)	$(4.39)	$2.55	$2.33	$2.29	$2.13	$2.34
— diluted(1)	$0.11	$(3.00)	$(4.39)	$2.53	$2.31	$2.27	$2.11	$2.32

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
     The acquisition of FirstCaribbean resulted in an increase in revenue in CIBC Retail Markets since the first quarter of 2007. In addition, revenue was particularly high in the fourth quarter of 2007 due to the gain recorded on the Visa restructuring. CIBC World Markets revenue has been adversely affected since the third quarter of 2007 due to the MTM losses on CDOs and RMBS, and more significantly in the current three quarters due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM.
     The retail lending provision increased in 2008 largely due to higher losses in the cards portfolio, attributable to volume growth, an increase in the provision relating to the expiry of previous credit card securitizations, and higher loss rates, partially offset by improvements in the personal lending portfolio. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarter of 2007 and the fourth quarter of 2006.
     Non-interest expenses were higher in 2007 resulting from the FirstCaribbean acquisition. Performance-related compensation has been lower since the third quarter of 2007. The net reversal of litigation accruals also led to lower expenses in the third and fourth quarters of 2007.
     The first three quarters of 2008 had an income tax benefit resulting from the loss during the period. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the last three quarters of 2007 and the last quarter of 2006. Tax-exempt income has generally been increasing over the period, until the second and third quarters of 2008. Larger tax-exempt dividends were received in the fourth quarters of 2007 and 2006. The last quarter of 2007 benefited from a lower tax rate on the gain recorded on the Visa restructuring and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax benefit on the foreign exchange loss on the repatriation of retained earnings from our foreign operations was included in the second quarter of 2008. Income tax expense on the repatriation of capital and retained earnings from our foreign operations was included in the fourth quarter of 2007.

20	CIBC Third Quarter 2008

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 45 of the 2007 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.

		For the three months ended			For the nine months ended
		2008	2008	2007	2008	2007
$ millions, except per share amounts		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income		$1,327	$1,349	$1,180	$3,830	$3,318
Non-interest income		578	(1,223)	1,799	(2,320)	5,802

Total revenue per financial statements	A	1,905	126	2,979	1,510	9,120
TEB adjustment	B	44	60	65	165	181

Total revenue (TEB) (1)	C	$1,949	$186	$3,044	$1,675	$9,301

Non-interest expenses per financial statements	D	$1,725	$1,788	$1,819	$5,274	$5,738
Less: amortization of other intangible assets		11	10	11	31	28

Cash non-interest expenses (1)	E	$1,714	$1,778	$1,808	$5,243	$5,710

(Loss) income before taxes and non-controlling interests per financial statements	F	$(23)	$(1,838)	$998	$(4,315)	$2,911
TEB adjustment	B	44	60	65	165	181

Income (loss) before taxes and non-controlling interests (TEB) (1)	G	$21	$(1,778)	$1,063	$(4,150)	$3,092

Reported income taxes per financial statements	H	$(101)	$(731)	$157	$(1,834)	$479
TEB adjustment	B	44	60	65	165	181
Other tax adjustments	I	—	—	69	56	160

Adjusted income taxes (1)	J	$(57)	$(671)	$291	$(1,613)	$820

Net income (loss) applicable to common shares	K	$41	$(1,141)	$783	$(2,586)	$2,271
Add: after tax-effect of amortization of other intangible assets		8	8	8	24	21

Cash net income (loss) applicable to common shares (1)	L	$49	$(1,133)	$791	$(2,562)	$2,292

Basic weighted-average common shares (thousands)	M	380,877	380,754	335,755	366,686	336,511
Diluted weighted-average common shares (thousands)	N	382,172	382,377	338,691	368,352	339,739

Cash efficiency ratio (TEB) (1)	E/C	88.0%	n/m	59.4%	n/m	61.4%
Reported effective income tax rate (TEB) (1)(2)	(H+B)/G	(271.4)%	37.7%	20.9%	40.2%	21.3%
Adjusted effective income tax rate (1)(2)	(H+I)/F	439.1%	39.8%	22.6%	41.2%	22.0%
Adjusted effective income tax rate (TEB) (1)(2)	J/G	(271.4)%	37.7%	27.4%	38.9%	26.5%
Cash basic earnings (loss) per share (1)	L/M	$0.13	$(2.98)	$2.36	$(6.99)	$6.81
Cash diluted earnings (loss) per share (1)(3)	L/N	$0.13	$(2.98)	$2.34	$(6.99)	$6.75

(1)	Non-GAAP measure.

(2)	For the periods ended July 31, 2008 and April 30, 2008, represents tax recovery rates applicable to the loss before tax and non-controlling interests.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful due to the net loss.
Internal allocations
Treasury impacts the reported financial results of the strategic business units (CIBC Retail Markets and CIBC World Markets) through two mechanisms:
Internal funds transfer pricing
Each business line is charged a marginal, market based cost of funds on originated assets and credited with value for funds for any liabilities or funding provided by the business line. As market rates change, the funds transfer pricing system immediately reflects these changes for newly originated balances and this impacts the revenue performance of each business line.
Treasury revenue allocations
Once the risk inherent in our customer driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of revenues from these activities is allocated to, and impacts, the “Other” business line within each strategic business unit. A component of Treasury revenue, earnings on unallocated capital, remains in Corporate and Other.

CIBC Third Quarter 2008	21

CIBC RETAIL MARKETS

CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Personal and small business banking	$563	$540	$537	$1,647	$1,555
Imperial Service	250	239	247	733	716
Retail brokerage	275	264	295	815	891
Cards	460	415	405	1,298	1,214
Mortgages and personal lending	292	302	367	913	1,104
Asset management	117	116	126	353	373
Commercial banking	127	117	127	370	369
FirstCaribbean	165	122	133	413	333
Other	106	124	149	423	413

Total revenue (a)	2,355	2,239	2,386	6,965	6,968
Provision for credit losses	196	174	167	525	501
Non-interest expenses (b)	1,377	1,380	1,406	4,110	4,177

Income before taxes and non-controlling interests	782	685	813	2,330	2,290
Income tax expense	203	174	212	579	491
Non-controlling interests	7	2	5	13	16

Net income (c)	$572	$509	$596	$1,738	$1,783

Efficiency ratio (b/a)	58.5%	61.6%	58.9%	59.9%	60.0%
Amortization of other intangible assets (d)	$7	$8	$8	$23	$21
Cash efficiency ratio(2) ((b-d)/a)	58.2%	61.3%	58.6%	58.7%	59.6%
ROE(2)	45.6%	42.0%	47.8%	47.2%	50.9%
Charge for economic capital(2) (e)	$(162)	$(154)	$(157)	$(472)	$(447)
Economic profit(2) (c+e)	$410	$355	$439	$1,266	$1,336
Regular workforce headcount	28,341	28,253	27,612	28,341	27,612

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was down $24 million or 4% from the same quarter last year, largely due to a slight decline in revenue and higher loan losses, partially offset by lower expenses.
     Net income was up $63 million or 12% from the prior quarter, largely due to the gain on the sale of our remaining Visa Inc. shares, volume growth and two more days in the quarter, partially offset by higher loan losses.
     Net income for the nine months ended July 31, 2008 was down $45 million or 3% from the same period in 2007, which benefited from a tax recovery of $80 million. Excluding the tax recovery, net income was up on lower expenses, partially offset by higher loan losses.
     Our internal funds transfer pricing methodology provides a liquidity payment to business units that source or provide funding and charges a liquidity cost to business units that use funding. Compared to the prior quarter and the same quarter last year on an aggregate basis, this has a minimal impact to the results of CIBC Retail Markets.
Revenue
Revenue was down $31 million or 1% from the same quarter last year. Continued strong volume growth and the gain on the sale of Visa Inc. shares were offset by lower treasury revenue allocations. Spreads were relatively flat as compression from a lower interest rate environment, the continued shift in our product mix due to growth in secured lending and competitive market conditions were offset by improvements in FirstCaribbean.
     Personal and small business banking revenue was up $26 million, mainly due to higher deposit revenue driven by 4% volume growth and favourable internal funds transfer pricing.
     Retail brokerage revenue was down $20 million, largely due to lower trading and new issue activity.
     Cards revenue was up $55 million, primarily driven by 12% volume growth, the gain on the sale of Visa Inc. shares and higher fee income, partially offset by unfavourable internal funds transfer pricing.
     Mortgages and personal lending revenue was down $75 million. Strong volume growth in residential mortgages of 12% and secured lending of 16% was more than offset by unfavourable internal funds transfer pricing and lower mortgage refinancing fees.
     FirstCaribbean revenue was up $32 million due to higher deposit spreads, fee income and securities revenue.

22	CIBC Third Quarter 2008

     Other revenue was down $43 million, due to lower treasury revenue allocations, partially offset by increased revenue in President’s Choice Financial as product balances grew 20%.
Revenue was up $116 million or 5% from the prior quarter. Solid volume growth, the gain on the sale of Visa Inc. shares and the impact of two more days were partially offset by lower allocated treasury revenue, which also compressed spreads.
     Personal and small business banking revenue was up $23 million, mainly due to volume growth, two more days and higher fee income, partially offset by slightly lower spreads.
     Cards revenue was up $45 million, primarily due to the sale of Visa Inc. shares, volume growth and two more days in the quarter.
     Mortgages and personal lending revenue was down $10 million largely due to a lower spreads, partially offset by volume growth and two more days in the quarter.
     Commercial banking revenue was up $10 million, largely due to volume growth in deposits and higher fee income.
     FirstCaribbean revenue was up $43 million, primarily due to higher securities revenue and the sale of Visa Inc. shares.
     Other revenue was down $18 million, primarily due to lower treasury revenue allocations.
Revenue for the nine months ended July 31, 2008 was down $3 million from the same period in 2007. Strong volume growth was offset by lower brokerage revenue. Spreads were relatively flat as compression from a lower interest rate environment, a change in our product mix due to growth in secured lending, and competitive market conditions were offset by improvements in FirstCaribbean.
     Personal and small business banking revenue was up $92 million, led by favourable internal funds transfer pricing and 4% growth in consumer deposits.
     Imperial Service revenue was up $17 million, led by volume growth.
     Retail brokerage revenue was down $76 million, as a result of lower trading and new issue activity.
     Cards revenue was up $84 million, primarily due to 13% growth in outstandings and higher fee income, partially offset by unfavourable internal funds transfer pricing.
     Mortgages and personal lending revenue was down $191 million. Strong volume growth in residential mortgages and secured lending of 12% and 15% respectively was more than offset by unfavourable internal funds transfer pricing and lower mortgage refinancing fees. Continued shift of the lending portfolio to secured lines of credit negatively impacted spreads.
     Asset management revenue was down $20 million, primarily due to lower fee income.
     FirstCaribbean revenue was up $80 million as the prior period revenue is only included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in other.
     Other revenue was up $10 million, due to higher revenue in President’s Choice Financial, partially offset by lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $29 million or 17% from the same quarter last year, largely due to higher losses in the cards portfolio driven by volume growth, an increase in the provision relating to the expiry of previous credit card securitizations and higher loss rates. The impact of the increase in cards was partially offset by lower losses in the personal lending portfolio.
     Provision for credit losses was up $22 million or 13% from the prior quarter, largely due to higher losses in the cards portfolio.
     Provision for credit losses for the nine months ended July 31, 2008 was up $24 million or 5% from the same period in 2007, primarily due to higher losses in the cards portfolio, partially offset by lower losses in the personal lending portfolio.
Non-interest expenses
Non-interest expenses were down $29 million or 2% from the same quarter last year, primarily due to lower corporate support costs and performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2008 were down $67 million or 2% from the same period in 2007, primarily due to lower performance-related compensation and corporate support costs, partially offset by the FirstCaribbean acquisition.
Income taxes
Income tax expense was down $9 million or 4% from the same quarter last year, mainly due to a decrease in income.
     Income tax expense was up $29 million or 17% from the prior quarter, mainly due to an increase in income.
     Income tax expense was up $88 million or 18% for the nine months ended July 31, 2008 from the same period in 2007, primarily due to the tax recovery of $80 million in the prior period.
Regular workforce headcount
The regular workforce headcount of 28,341 was up 729 from the same quarter last year, primarily due to increases in customer-facing staff.

CIBC Third Quarter 2008	23

CIBC WORLD MARKETS

CIBC World Markets is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, World Markets provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB)(2)
Capital markets	$(689)	$(2,253)	$28	$(6,111)	$828
Investment banking and credit products	134	102	328	519	779
Merchant banking	20	5	161	34	323
Other	(19)	40	3	2	(26)

Total revenue (TEB)(2) (a)	(554)	(2,106)	520	(5,556)	1,904
TEB adjustment	44	60	65	165	181

Total revenue (b)	(598)	(2,166)	455	(5,721)	1,723
Provision for (reversal of) credit losses	7	2	(5)	26	(10)
Non-interest expenses (c)	266	358	319	975	1,264

(Loss) income before taxes and non-controlling interests	(871)	(2,526)	141	(6,722)	469
Income tax benefit	(333)	(891)	(80)	(2,390)	(85)
Non-controlling interests	—	2	1	2	4

Net (loss) income (d)	$(538)	$(1,637)	$220	$(4,334)	$550

Efficiency ratio (c/b)	n/m	n/m	70.0%	n/m	73.3%
Efficiency ratio (TEB)(2) (c/a)	n/m	n/m	61.3%	n/m	66.4%
ROE(2)	(101.7)%	(293.9)%	53.7%	(264.2)%	43.9%
Charge for economic capital(2) (e)	$(71)	$(73)	$(52)	$(216)	$(159)
Economic (loss) profit(2) (d+e)	$(609)	$(1,710)	$168	$(4,550)	$391
Regular workforce headcount	1,060	1,145	1,825	1,060	1,825

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful due to the net loss.
Financial overview
Net loss was $538 million, compared to net income of $220 million in the same quarter last year. CIBC World Markets’ results were significantly affected by the $596 million after-tax charge related to structured credit run-off activities primarily due to credit valuation charges on credit protection purchased from financial guarantors.
     Net loss was down $1,099 million from the prior quarter, primarily due to lower credit valuation charges on credit protection purchased from financial guarantors.
     Net loss for the nine months ended July 31, 2008 was up $4,884 million from the same period in 2007, mainly due to losses related to structured credit run-off activities.
Revenue
Revenue was down $1,053 million from the same quarter last year mainly due to higher losses in the run-off businesses and the sale of certain U.S. businesses. For a more detailed discussion of some of the significant items, refer to the “Run-off businesses” section of the MD&A.
     Capital markets revenue was down $717 million, primarily due to the credit valuation charges on credit protection purchased from financial guarantors. Revenue was also lower due to the impact of the sale of our U.S. equities businesses in the first quarter.
     Investment banking and credit products revenue was down $194 million, primarily due to lower investment banking revenue, including the impact of the sale of our U.S. investment and corporate banking business, which accounted for $61 million of the decrease, lower revenue from non-core portfolios including a charge related to leveraged leases, lower gains associated with corporate

24	CIBC Third Quarter 2008

loan hedging programs and lower revenue from U.S. real estate finance.
     Merchant banking revenue was down $141 million, mainly due to lower gains from third-party managed funds and direct investments.
     Other revenue was down $22 million, primarily due to the interest expense related to leveraged leases.
Revenue was up $1,568 million from the prior quarter.
     Capital markets revenue was up $1,564 million, primarily due to lower credit valuation charges on credit protection purchased from financial guarantors.
     Investment banking and credit products revenue was up $32 million, primarily due to higher gains associated with corporate loan hedging programs, partially offset by lower investment banking revenue and the charge related to leveraged leases.
     Merchant banking revenue was up $15 million, primarily due to higher gains net of write downs.
     Other revenue was down $59 million, primarily due to lower net internal funding credits and the interest expense related to leveraged leases.
Revenue for the nine months ended July 31, 2008 was down $7,444 million from the same period in 2007.
     Capital markets revenue was down $6,939 million, primarily due to the losses related to structured credit run-off activities, which included a $6 billion charge on credit protection purchased from financial guarantors and MTM losses, net of gains on index hedges, of $575 million related to our un-hedged exposure to the USRMM.
     Investment banking and credit products revenue was down $260 million, primarily due to lower gains from U.S. real estate finance and the impact of the sale of our U.S. investment and corporate banking business and lower gains from non-core portfolios including a charge related to leveraged leases, partially offset by higher gains associated with corporate loan hedging programs.
     Merchant banking revenue was down $289 million, primarily due to lower gains from direct investments and third-party managed funds.
     Other revenue was up $28 million mainly due to higher net internal funding credits, partially offset by the loss on sale of certain U.S. businesses and the interest expense related to leveraged leases.
Provision for (reversal of) credit losses
Provision for credit losses was $7 million, compared with a reversal of $5 million for the same quarter last year due to higher losses in the U.S. and Europe.
     Provision for credit losses for the nine months ended July 31, 2008 was $26 million, compared to a reversal of $10 million in the same period in 2007, mainly due to lower recoveries in Europe, higher losses in Canada and the allocation of general provision for credit losses to strategic business lines commencing this year, partially offset by lower losses in the U.S.
Non-interest expenses
Non-interest expenses were down $53 million or 17% from the same quarter last year, primarily due to the impact of the sale of some of our U.S. businesses and lower performance-related compensation, partially offset by a reversal of a litigation provision in the prior year quarter.
     Non-interest expenses were down $92 million or 26% from the prior quarter, primarily due to a higher litigation expense in the prior quarter and lower performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2008 were down $289 million or 23% from the same period in 2007, primarily due to lower performance-related compensation and the impact of the sale of some of our U.S. businesses, partially offset by higher litigation and professional expenses.
Income taxes
Income tax benefit was $333 million, compared to $80 million in the same quarter last year, due to the higher credit valuation charges on credit protection purchased from financial guarantors.
     Income tax benefit was down $558 million from the prior quarter, mainly due to the higher loss in the prior quarter, resulting from the credit valuation charges on the credit protection purchased from financial guarantors noted above.
     Income tax benefit for the nine months ended July 31, 2008 was $2,390 million, compared with $85 million for the same period in 2007, mainly due to the reasons noted above.
Regular workforce headcount
The regular workforce headcount of 1,060 was down 765 from the same quarter last year primarily due to the sale of some of our U.S. businesses and the exiting of certain activities, including structured credit and European leveraged finance.
     Regular workforce headcount was down 85 from the prior quarter primarily due to the restructuring initiative announced in May 2008.

CIBC Third Quarter 2008	25

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups – Technology and Operations; Corporate Development; Finance; Administration; and Treasury and Risk Management (TRM) – that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results (1)

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$148	$53	$138	$266	$429
Recovery of credit losses	—	—	—	—	(20)
Non-interest expenses	82	50	94	189	297

Income before taxes and non-controlling interests	66	3	44	77	152
Income tax (benefit) expense	29	(14)	25	(23)	73

Net income	$37	$17	$19	$100	$79

Regular workforce headcount	10,850	10,947	10,878	10,850	10,878

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was up $18 million or 95% from the same quarter last year, primarily due to the interest income from income tax reassessments.
     Net income was up $20 million from the prior quarter, mainly due to the interest income from reassessments and higher net unallocated revenue from treasury. The prior quarter was impacted by the foreign exchange loss on the repatriation of retained earnings from our U.S. operations.
     Net income for the nine months ended July 31, 2008 was up $21 million or 27% from the same period in 2007 primarily due to lower unallocated corporate support costs and higher income tax recoveries, offset by lower unallocated revenue from treasury and foreign exchange loss on the repatriation noted above.
Revenue
Revenue was up $10 million or 7% from the same quarter last year, primarily due to the interest income from reassessments.
     Revenue was up $95 million from the prior quarter, mainly due to the interest income from reassessments, higher net unallocated revenue from treasury and prior quarter foreign exchange loss on the repatriation noted above, partially offset by lower revenue from the hedging of stock appreciation rights (SARs).
     Revenue for the nine months ended July 31, 2008 was down $163 million or 38% from the same period in 2007, mainly due to lower unallocated revenue from treasury, foreign exchange loss on the repatriation noted above, and lower revenue from the hedging of SARs, offset by the interest income from reassessments.
Recovery of credit losses
The nine months ended July 31, 2007 included a $20 million reversal of the general allowance. Commencing 2008, we have allocated the general allowance for credit losses between the two strategic business lines, CIBC Retail Markets and CIBC World Markets.
Non-interest expenses
Non-interest expenses were down $12 million or 13% from the same quarter last year, primarily due to lower unallocated corporate support costs, and lower expenses related to SARs.
     Non-interest expenses were up $32 million or 64% from the prior quarter, mainly due to higher unallocated corporate support costs, partially offset by lower expenses related to SARs.
     Non-interest expenses for the nine months ended July 31, 2008 were down $108 million or 36% for the same period in 2007, primarily due to lower unallocated corporate support costs and lower expenses related to SARs.
Income tax
Income tax expense was up $4 million or 16% from the same quarter last year, primarily due to higher income.
     Income tax expense was $29 million, compared to an income tax benefit of $14 million in the prior quarter. The prior quarter income tax benefit was due to the repatriation noted above and income tax recoveries, offset by the tax effecting of the prior quarter losses at rates in future years that are expected to be less than the current year statutory rates.
     Income tax benefit was $23 million for the nine months ended July 31, 2008, compared to a $73 million income tax expense from the same period in 2007. This change was due to reduced income and tax effecting of a portion of the losses at prior years’ tax rates, which were higher than the current year statutory rate, partially offset by the tax effecting of a portion of the losses at rates in future years that are expected to be less than the current year statutory rates

26	CIBC Third Quarter 2008

FINANCIAL CONDITION

Review of consolidated balance sheet

	2008	2007
$ millions, as at	Jul. 31	Oct. 31

Assets
Cash and deposits with banks	$12,446	$13,747
Securities	77,022	86,500
Securities borrowed or purchased under resale agreements	25,513	34,020
Loans	164,608	162,654
Derivative instruments	22,967	24,075
Other assets	26,484	21,182

Total assets	$329,040	$342,178

Liabilities and shareholders’ equity
Deposits	$228,601	$231,672
Derivative instruments	24,812	26,688
Obligations related to securities lent or sold short or under repurchase agreements	34,531	42,081
Other liabilities	20,668	21,977
Subordinated indebtedness	6,521	5,526
Preferred share liabilities	600	600
Non-controlling interests	163	145
Shareholders’ equity	13,144	13,489

Total liabilities and shareholders’ equity	$329,040	$342,178

Assets
Total assets as at July 31, 2008 were down $13.1 billion or 4% from October 31, 2007.
     Securities decreased due to lower trading and AFS securities, offset in part by higher securities designated at fair value (FVO). Trading securities decreased due to reduction in the equity portfolio, offset partially by the purchase of assets at par from third-party structured securitization vehicles. AFS securities decreased due to the sale of U.S. treasuries and a reduction in CIBC-sponsored ABCP securities, offset partially by purchase of Government of Canada bonds. FVO securities increased due to higher mortgage-backed securities inventory to support our ongoing CIBC-originated residential mortgage securitization program and to be available for collateral management purposes.
     The decrease in securities borrowed or purchased under resale agreements was primarily due to normal client-driven business activity.
     Loans have increased mainly due to volume growth in consumer loans and credit cards. Residential mortgages decreased largely due to securitizations, net of volume growth.
     Derivative instruments decreased largely due to lower market valuation on foreign exchange and equity derivatives, offset in part by higher interest rate derivatives market valuation. The valuation adjustments related to the credit protection purchased from financial guarantors was largely offset by higher market valuation on credit derivatives resulting from widening of credit spreads.
     Other assets increased mainly due to an increase in income tax receivable and derivatives collateral.
Liabilities
Total liabilities as at July 31, 2008 were down $12.8 billion or 4% from October 31, 2007.
     The decrease in deposits was mainly due to a reduction in our funding requirements, offset partially by retail volume growth.
     Derivative instruments decreased mainly due to lower market valuation on foreign exchange and equity derivatives, partially offset by higher market valuation on interest rate and credit derivatives.
     The decrease in obligations related to securities lent or sold short or under repurchase agreements is largely as a result of normal client-driven and treasury funding activities resulting from a reduction in our funding requirements.
     Subordinated indebtedness increased due to two new issuances, partially offset by redemptions.
Shareholders’ equity
Shareholders’ equity as at July 31, 2008 was down $345 million or 3% from October 31, 2007, due to lower retained earnings resulting from the loss in the current year to date, partially offset by the issuance of additional share capital.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 54 to 56 of the 2007 Annual Accountability Report.
Regulatory capital
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework, as described in detail in the “Management of risk” section.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the 2007 consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments and securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s

CIBC Third Quarter 2008	27

Minimum Continuing Capital Surplus Requirements for life insurance companies.
     The following table presents the components of our regulatory capital. The information as at July 31, 2008 is based on Basel II requirements and information for October 31, 2007 is based upon Basel I requirements, and hence the information is not comparable.

	Basel II		Basel I
	basis		basis
	2008		2007
$ millions, as at	Jul. 31		Oct. 31

Tier 1 capital	$11,626		$12,379
Tier 2 capital	5,461		6,304
Total regulatory capital	17,087		17,758
Risk-weighted assets	118,494		127,424
Tier 1 capital ratio	9.8%		9.7%
Total capital ratio	14.4%		13.9%
Assets-to-capital multiple	17.7	x	19.0	x

Tier 1 ratio was up by 0.1% from the year-end, largely due to the issue of common shares, and a reduction in risk-weighted assets that resulted from the change to Basel II methodology commencing November 1, 2007. This was offset in part by the reduction in retained earnings due to the loss in the current period, and certain other deductions, which under Basel II are now subtracted directly from Tier 1 capital.
     Total capital ratio was up by 0.5% from the year-end due to the reasons noted above and the issuance of subordinated debt, partially offset by a reduction in the Tier 2 capital, as only a portion of the general allowance is eligible for inclusion in Tier 2 capital under the Basel II methodology.
Significant capital management activities
The following table summarizes our significant capital management activities:

	For the three	For the nine
	months ended	months ended
$ millions	Jul. 31, 2008	Jul. 31, 2008

Issue of common shares(1)	$4	$2,927
Issue of subordinated indebtedness	1,150	1,150
Redemption of subordinated indebtedness	—	(339)
Dividends
Preferred shares — classified as equity	(30)	(90)
Preferred shares — classified as liabilities	(7)	(23)
Common shares	(331)	(954)

(1)	After issuance costs, net of tax, (Q3/08: nil; for the nine months ended July 31, 2008: $33 million).
For additional details, see Notes 7 and 8 to the interim consolidated financial statements.

28	CIBC Third Quarter 2008

Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details of our off-balance sheet arrangements are provided on pages 57 to 59 of the 2007 Annual Accountability Report.
     The following table summarizes our exposures to entities involved in the securitization of third-party assets (both CIBC-sponsored/structured and third-party structured). This table differs from the Total Exposures on Page 10 (“Total Exposures”) of this report as a consequence of the exclusion of positions with corporate underlyings which are included in Total Exposures and the inclusion of CIBC sponsored multi-seller conduits and other non run-off positions which are excluded from total exposures.

					2008						2007
$ millions, as at					Jul. 31						Oct. 31
			Undrawn		Written				Undrawn		Written
			liquidity		credit				liquidity		credit
	Investment		and credit		derivatives		Investment		and credit		derivatives
	and loans	(1)	facilities		(notional)	(2)	and loans	(1)	facilities		(notional)	(2)

CIBC-sponsored multi-seller conduits	$120		$9,828	(3)	$—		$3,029		$12,092	(3)	$—
CIBC structured CDO vehicles	795		70		763		647		154		1,147
Third-party structured vehicles	7,475		1,218		16,468		3,083		2,236		31,467

(1)	Amounts are net of mark-to-market losses. Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae and Sallie Mae. $6.1 billion (Oct. 31, 2007: $2.0 billion) of the exposure was hedged by credit derivatives with third parties.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(5.5) billion (Oct. 31, 2007: $(3.8) billion). Notional amounts of $16.8 billion (Oct. 31, 2007: $31.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of the valuation adjustments was $2.0 billion (Oct. 31, 2007: $3.4 billion). Accumulated fair value losses amount to $345 million (Oct. 31, 2007: $484 million) on unhedged written credit derivatives.

(3)	Net of $44 million (Oct. 31, 2007: $3,029 million) of investment in CIBC sponsored multi-seller conduits.
During the quarter, we purchased certain reference assets at a par amount of $189 million ($6.8 billion for the nine months ended July 31, 2008) from two third-party structured vehicles in consideration for the termination of the related total return swaps. The reference assets purchased were categorized as trading securities on our consolidated balance sheet.
     For further details on securitizations of our own assets and guarantees provided by us, see Notes 6 and 13 to the interim consolidated financial statements.

CIBC Third Quarter 2008	29

MANAGEMENT OF RISK

Our approach to management of risk is described on pages 60 to 73 of the 2007 Annual Accountability Report.
     In addition, in the MD&A, we have provided certain of the required disclosures under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the interim consolidated financial statements.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Several groups within Risk Management, independent of the originating businesses, contribute to our management of risk. During the quarter, we completed a restructuring of our risk management department. The new structure is based on the results of a comprehensive review that began earlier this year and comprises five groups as follows:
•	Capital Markets – provides independent oversight of policies, procedures and standards concerning the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Credit Portfolio Management – provides direction and leadership in credit portfolio management and reporting, policies and risk limits, risk rating methodology and credit systems for both retail and wholesale portfolios.
•	Product Risk Management, Card Products, Mortgages & Retail Lending – oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.
•	Wholesale Credit & Investment Risk Management - responsible for the credit quality of CIBC’s risk-rated credits through the global management of adjudication of small business, commercial and wholesale credit risks, as well as management of the special loan and investment portfolios.
•	Balance Sheet Measurement, Monitoring & Control – responsible for a range of activities, including: strategic risk analytics and assessments of CIBC’s portfolio; enterprise-wide oversight of the measurement, monitoring and control of CIBC’s balance sheet resources including economic capital; management of CIBC’s corporate insurance, business continuity and environmental risk programs; independent oversight of the measurement, monitoring and control of operational risk; vetting CIBC’s analytic and statistical models; validating parameters and models used for regulatory capital.
In addition to the oversight provided by Risk Management, Treasury provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; manages the capital structure within the constraints of regulatory requirements; and manages capital in our subsidiaries, affiliates and legal entities.
Basel II Capital Accord
On November 1, 2007, we adopted a new capital management framework, commonly called Basel II, which is designed to enhance the risk sensitivity of regulatory capital. Under the new Basel II Framework, regulatory capital for the first time includes a charge for operational risk. With respect to credit risk, the impact of Basel II is primarily on the calculation of risk weighted assets as we moved from prescribed risk weights to using parameters that are more closely aligned with our internal measurement of risk. In addition, the rules permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     We adopted the Advanced Internal Ratings Based (AIRB) approach for credit risk for all material portfolios. We received final approval with associated conditions for the use of the AIRB approach to the calculation of credit risk capital from OSFI on December 31, 2007. Immaterial portfolios (refer to “Credit risk” section for details) are initially on the standardized approach, and in the event that any one of the standardized portfolios becomes material, management will implement plans to transition it to an AIRB approach as required by OSFI.
     On August 1, 2007, we received Conditional Acceptance from OSFI to implement the Advanced Measurement Approach (AMA) for operational risk effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
     Market risk for the trading books continues to be measured under the pre-existing OSFI approval for use of the Internal Models Approach.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Risk Management Committee (RMC) for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment including review of assigned ratings documented at least

30	CIBC Third Quarter 2008

annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit derivatives
We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
Guarantees
We obtain third party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by CMHC (a Government of Canada owned corporation) or other investment-grade counterparties.
Collateral
Our credit risk management policies include requirements related to collateral valuation and management. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash, securities, inventory and real estate. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our credit exposure.

CIBC Third Quarter 2008	31

Exposure to credit risk
The following table presents the exposure to credit risk which is measured as exposure at default for on- and off-balance sheet financial instruments. Details on the calculation of exposure at default are provided on the next page.

$ millions, as at	July 31, 2008			April 30, 2008
	AIRB	Standardized		AIRB	Standardized
	approach	approach	Total	approach	approach	Total

Business and government portfolios
Corporate
Drawn	$35,134	$5,569	$40,703	$35,528	$4,999	$40,527
Undrawn commitments	18,491	280	18,771	17,891	373	18,264
Repo-style transactions	21,376	28	21,404	25,114	18	25,132
Other off-balance sheet	5,196	185	5,381	5,235	174	5,409
OTC derivatives	11,431	78	11,509	11,533	60	11,593

	91,628	6,140	97,768	95,301	5,624	100,925

Sovereign
Drawn	33,547	1,718	35,265	22,465	1,722	24,187
Undrawn commitments	2,734	—	2,734	2,636	—	2,636
Repo-style transactions	196	—	196	1,055	—	1,055
Other off-balance sheet	29	—	29	29	—	29
OTC derivatives	1,692	—	1,692	1,395	—	1,395

	38,198	1,718	39,916	27,580	1,722	29,302

Banks
Drawn	8,469	1,183	9,652	10,206	1,631	11,837
Undrawn commitments	595	—	595	787	—	787
Repo-style transactions	47,918	307	48,225	48,647	175	48,822
Other off-balance sheet	46,534	—	46,534	50,657	—	50,657
OTC derivatives	5,517	1	5,518	5,407	3	5,410

	109,033	1,491	110,524	115,704	1,809	117,513

Total business and government portfolios	238,859	9,349	248,208	238,585	9,155	247,740

Retail portfolios
Real estate secured personal lending
Drawn	101,372	2,083	103,455	103,360	2,033	105,393
Undrawn commitments	31,539	—	31,539	28,101	—	28,101

	132,911	2,083	134,994	131,461	2,033	133,494

Qualifying revolving retail
Drawn	16,739	—	16,739	15,756	—	15,756
Undrawn commitments	21,855	—	21,855	23,462	—	23,462

	38,594	—	38,594	39,218	—	39,218

Other retail
Drawn	9,179	1,009	10,188	9,207	975	10,182
Undrawn commitments	2,128	54	2,182	2,104	53	2,157
Other off-balance sheet	107	—	107	108	—	108

	11,414	1,063	12,477	11,419	1,028	12,447

Total retail portfolios	182,919	3,146	186,065	182,098	3,061	185,159

Securitization exposures(1)	13,800	563	14,363	16,204	761	16,965

Gross credit exposure	$435,578	$13,058	$448,636	$436,887	$12,977	$449,864

(1)	Under the internal ratings based approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $63.0 billion (April 30, 2008: $70.3 billion) of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.
Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) – risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal

32	CIBC Third Quarter 2008

ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. In certain circumstances, where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00-47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51-67	BB+ to B-	Ba1 to B3

Watchlist	70-80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modeling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) – the probability that the obligor will default within the next 12 months.
•	Exposure at default (EAD) – the estimate of the amount which will be drawn at the time of default.
•	Loss given default (LGD) – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within TRM and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.
     We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2007 consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity. We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. Traditionally, the valuation adjustment has been a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants. Market observed credit spreads where available are a key factor in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA). In the prior quarter, to reflect the deterioration in general credit conditions, we added $50 million to our historical, formulaic calculation of the credit valuation adjustment for non-financial guarantor derivatives counterparties, and this amount has been maintained in the current quarter.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage and student loan portfolios of $48.2 billion (April 30, 2008: $54.2 billion) are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at
				2008	2008
	EAD			Jul. 31	Apr. 30
Grade	Corporate	Sovereign	Banks	Total	Total

Investment grade	$35,041	$85,510	$55,334	$175,885	$176,765
Non-investment grade	27,672	231	13,534	41,437	38,794
Watchlist	414	—	—	414	484
Default	206	—	—	206	549

	$63,333	$85,741	$68,868	$217,942	$216,592

Business and government portfolios (excluding scored small business) – slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.
Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Facilities in the “satisfactory” category have key attributes that meet our criteria, while facilities in the “good” and “strong” categories exceed it with progressively stronger risk metrics. Exposures in the “weak” category generally were originated at a stronger risk level but have migrated below our current criteria.

	2008	2008
$ millions, as at	Jul. 31	Apr. 30

Strong	$5,909	$5,693
Good	139	131
Satisfactory	42	40
Weak	6	6
Default	7	7

	6,103	$5,877

CIBC Third Quarter 2008	33

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (comprising residential mortgages, and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These are managed as pools of homogenous risk exposures using external credit bureau scores and/or other behavioral assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Description	PD bands

Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage and student loan portfolios of $48.2 billion (April 30, 2008: $54.2 billion) are reclassified to either sovereign or corporate exposures. Retail portfolios include $3,883 million (April 30, 2008: $3,913 million) of small business scored exposures.

$ millions, as at
	EAD
	Real estate
	secured	Qualifying		2008	2008
	personal	revolving	Other	Jul. 31	Apr. 30
PD	lending	retail	retail	Total	Total

Exceptionally low	$33,625	$16,819	$2,695	$53,139	$51,240
Very low	24,473	5,367	2,579	32,419	28,734
Low	26,584	10,432	4,278	41,294	40,088
Medium	129	4,124	1,403	5,656	5,644
High	68	1,700	110	1,878	1,867
Default	81	152	106	339	328

	$84,960	$38,594	$11,171	$134,725	$127,901

Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below. Eligible financial collateral also impacts the risk weighting category for the exposure.

$ millions, as at
	Risk-weight category
	0%	20%	50%	75%	100%	Total

Jul. 31, 2008
Corporate	$—	$1,118	$—	$—	$5,022	$6,140
Sovereign	1,366	228	66	—	58	1,718
Banks	—	1,487	—	—	4	1,491
Real estate secured personal lending	—	—	—	2,078	5	2,083
Other retail	—	—	—	54	1,009	1,063

	$1,366	$2,833	$66	$2,132	$6,098	$12,495

Apr. 30, 2008	$1,426	$2,949	$95	$2,081	$5,665	$12,216

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the IRB and standardized approach.

$ millions, as at
			2008	2008
	EAD		Jul. 31	Apr. 30
Ratings	IRB	Standardized	Total	Total

AAA to BBB-	$13,241	$563	$13,804	$16,621
BB+ to BB-	4	—	4	8
Below BB-	101	—	101	57
Unrated	454	—	454	279

	$13,800	$563	$14,363	$16,965

Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $63.0 billion (April 30, 2008: $70.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at
	Canada	U.S.	Europe	Other	Total

Jul. 31, 2008
Drawn	$63,232	$8,387	$3,606	$1,925	$77,150
Undrawn commitments	19,400	1,769	302	349	21,820
Repo-style transactions	2,441	3,611	338	93	6,483
Other off-balance sheet	32,796	9,929	8,051	983	51,759
OTC derivatives	6,207	7,795	4,017	621	18,640

	$124,076	$31,491	$16,314	$3,971	$175,852

Apr. 30, 2008	$113,426	$31,987	$18,851	$4,009	$168,273

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

34	CIBC Third Quarter 2008

Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $63.0 billion (April 30, 2008: $70.3 billion) of collateral held for our repurchase agreement activities.

						2008	2008
$ millions, as at						Jul. 31	Apr. 30
		Undrawn	Repo-style	Other off-	OTC
	Drawn	commitment	transactions	balance sheet	derivatives	Total	Total

Commercial mortgages	$5,934	$168	$—	$—	$—	$6,102	$5,877
Financial institutions(1)	14,312	2,620	6,466	46,850	14,617	84,865	88,987
Retail and wholesale	2,326	1,481	—	205	36	4,048	4,237
Business and personal services	3,134	1,026	5	427	355	4,947	4,559
Manufacturing, capital goods	1,030	965	1	284	67	2,347	2,454
Manufacturing, consumer goods	1,227	931	—	61	50	2,269	2,176
Real estate and construction	5,487	1,801	—	638	43	7,969	8,103
Agriculture	2,538	1,279	—	17	18	3,852	3,869
Oil and gas	3,456	3,798	—	583	1,111	8,948	8,983
Mining	1,624	533	—	150	75	2,382	2,354
Forest products	526	200	1	123	16	866	861
Hardware and software	561	431	1	106	12	1,111	1,056
Telecommunications and cable	641	635	—	189	425	1,890	1,923
Publishing, printing and broadcasting	607	463	—	202	84	1,356	1,197
Transportation	1,264	529	—	869	49	2,711	2,848
Utilities	634	1,462	—	667	366	3,129	3,248
Education, health and social services	1,438	801	2	159	47	2,447	2,350
Governments	30,411	2,697	7	229	1,269	34,613	23,191

	$77,150	$21,820	$6,483	$51,759	$18,640	$175,852	$168,273

(1)	OTC derivatives include $5.1 billion (April 30, 2008: $5.2 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $3.0 billion (April 30, 2008: $2.9 billion).
Impaired loans and allowance and provision for credit losses

	2008	2007
$ millions, as at	Jul. 31	Oct. 31

Gross impaired loans
Consumer	$517	$493
Business and government(1)	372	370

Total gross impaired loans	$889	$863

Allowance for credit losses
Consumer	$384	$359
Business and government(1)	211	194

Specific allowance	595	553
General allowance	889	890

Total allowance for credit losses	$1,484	$1,443

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.
Gross impaired loans were up $26 million or 3% from October 31, 2007. Consumer gross impaired loans were up $24 million or 5%, whereas business and government gross impaired loans were up $2 million. The decrease in gross impaired loans of $28 million in Canada and $9 million in the U.S. was more than offset by an increase of $63 million in other countries. The overall increase in gross impaired loans was largely attributed to residential mortgages outside Canada and the U.S. and the business services sector.
     Allowance for credit losses was up $41 million or 3% from October 31, 2007. Specific allowance was up $42 million or 8% from the year-end, primarily due to increases in credit cards and retail sector. The general allowance totaled $889 million, down $1 million from the year-end.
     For details on the provision for credit losses, see the “Financial performance review” section.

CIBC Third Quarter 2008	35

Market risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team, and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based value-at-risk (VaR) measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.
•	Tier 2 limits are designed to control the risk profile in each business.
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Trading activities
We use a number of risk measures such as VaR, and stress testing and scenario analysis for measuring trading risk.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     The VaR for the three months ending July 31, 2008 disclosed in the table and backtesting chart on the next page exclude our exposures in our run-off businesses as described on pages 10 to 16 of the MD&A. Due to the volatile and illiquid markets in recent months, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses, and are not subject to our internal VaR limits.
Stress testing and scenario analysis
Our stress testing measures the effect on portfolio values of extreme market movements up to a period of one quarter. Scenarios are developed to model extreme economic events, worst-case historical experiences or potential future plausible events.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
The backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged.
Value-at-risk by risk type (trading portfolios)

	As at or for the three months ended								For the nine months ended
			Jul. 31, 2008		Apr. 30, 2008		Jul. 31, 2007		Jul. 31, 2008	Jul. 31, 2007
$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$12.2	$4.9	$5.5	$8.1	$7.5	$7.6	$8.4	$7.2	$7.7	$7.1
Credit spread risk	6.7	3.8	5.9	5.1	3.6	5.0	11.4	6.9	7.6	4.8
Equity risk	7.0	4.1	5.5	5.2	5.0	5.3	4.3	5.3	5.2	5.9
Foreign exchange risk	1.2	0.2	0.2	0.5	0.5	0.6	0.4	0.5	0.6	0.4
Commodity risk	1.4	0.3	0.7	0.7	0.6	0.8	1.2	1.3	0.8	1.4
Debt Specific Risk	8.9	6.0	6.9	7.6	7.8	8.0	n/a	n/a	8.7	n/a
Diversification effect (1)	n/m	n/m	(12.1)	(14.2)	(13.0)	(13.3)	(14.8)	(11.3)	(16.3)	(10.2)

Total risk	$15.5	$11.2	$12.6	$13.0	$12.0	$14.0	$10.9	$9.9	$14.3	$9.4

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from the effect of portfolio diversification.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

n/a	Not available as we started reporting this measure only in the fourth quarter of 2007.

36	CIBC Third Quarter 2008

Total average risk was down 7% from the last quarter, primarily due to increase in the portfolio diversification. Total average risk was up more than 31% from the same quarter last year, primarily due to inclusion of debt specific risk measure in VaR starting in the fourth quarter of 2007, as well as the higher market volatilities used in the calculation of VaR. If the positions in our run-off businesses had been included for the quarter the average daily VaR would have been $19.9 million and the VaR at quarter-end would have been $21.8 million.
Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 67% of the days in the quarter. Trading losses exceeded VaR for one day during the quarter due to a large move in short-term interest rates driven by U.S. Federal Reserve’s unexpected decision to leave the overnight rate unchanged. Average daily trading revenue (TEB)(1) was $1.3 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes $0.6 million related to the consolidation of variable interest entities as well as trading losses from the run-off businesses including $920 million related to reductions in fair value of structured credit assets and counterparty credit-related valuation adjustments and $5.5 million related to revenue from other positions in the run-off books.
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section on pages 45 to 46 of our 2007 Annual Accountability Report.
Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset-Liability Management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options are used to manage and control these risks.
     The following table shows the potential impact of an immediate 100 basis points increase or decrease in interest rates over the next 12 months, as adjusted for estimated prepayments.

			2008			2008			2007
			Jul. 31			Apr. 30			Jul. 31
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net Income	$42	$5	$3	$51	$(6)	$(1)	$30	$2	$(2)
Change in present value of shareholders’ equity	151	17	42	171	16	33	144	23	39

100 basis points decrease in interest rates
Net Income	$(89)	$(5)	$(3)	$(62)	$6	$1	$(99)	$(2)	$2
Change in present value of shareholders’ equity	(218)	(18)	(41)	(264)	(16)	(35)	(217)	(22)	(38)

CIBC Third Quarter 2008	37

Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that potential impact on our capital ratios is within tolerances set by the RMC.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at July 31, 2008 by approximately $23.6 million.
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions to reduce exchange rate fluctuations on our consolidated statement of operations. Foreign functional currency earnings are translated at average monthly exchange rates as they arise.
     We hedge certain anticipated foreign currency expenses using derivatives which are accounted for as cash flow hedges. As at July 31, 2008, the net change in fair value of these hedging derivatives included in accumulated other comprehensive income amounted to an after-tax loss of $59 million (October 31, 2007: after-tax loss of $73 million). This amount will be released to income to offset the hedged currency fluctuations as the expenses are incurred.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the carrying and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at		Carrying value	Fair value
Jul. 31, 2008	AFS securities	$1,073	$1,534
	Other assets(1)	186	213

		$1,259	$1,747

Oct. 31, 2007	AFS securities	$1,415	$1,921
	Other assets(1)	254	299

		$1,669	$2,220

(1)	Includes equity-accounted investments.
Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are managed on a daily basis within specific short-term asset/liability mismatch limits by geographic location.
     Potential cash flows under various stress scenarios are modeled using balance sheet positions. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review by MRM. Senior management and the RMC oversee liquidity risk exposure reporting. Stress event impacts are measured through scenario analysis, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a primary source of retail funding. As at July 31, 2008, Canadian dollar deposits from individuals totalled $89.0 billion (October 31, 2007: $83.8 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high quality liquid assets that can be sold or pledged as security to provide a ready source of cash.
     The following table summarizes our liquid assets:

	2008	2007
$ billions, as at	Jul. 31	Oct. 31

Cash	$1.1	$1.0
Deposits with banks	11.3	12.7
Securities(1)	43.1	65.1
Securities borrowed or purchased under resale agreements	25.5	34.0

	$81.0	$112.8

(1)	Includes AFS and FVO securities with residual term to contractual maturity within one year, and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at July 31, 2008 totalled $26.8 billion (October 31, 2007: $27.7 billion).

38	CIBC Third Quarter 2008

While conditions have stabilized, the recent turmoil in global capital markets continues to result in reduced liquidity and increased term funding costs for financial institutions generally. One factor affecting the access of financial institutions to unsecured funding markets is credit ratings. No changes to our ratings were made by the major rating agencies during the third quarter.
Maturity of financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

						2008	2008
	Less than	1-3	3-5	Over	No specified	Jul. 31	Apr. 30
$ millions, as at	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$107,877	$24,702	$9,015	$4,815	$82,192	$228,601	$238,203
Acceptances	8,778	—	—	—	—	8,778	8,756
Obligations related to securities sold short	529	641	896	2,981	2,832	7,879	10,285
Obligations related to securities lent or sold under repurchase agreements	26,652	—	—	—	—	26,652	26,530
Other liabilities	551	2,180	—	—	9,322	12,053	13,747
Subordinated indebtedness	—	—	—	6,521	—	6,521	5,359
Preferred share liabilities	600	—	—	—	—	600	600

	$144,987	$27,523	$9,911	$14,317	$94,346	$291,084	$303,480

Maturity of credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future expected liquidity requirements.

	Contract amounts expiration per period				2008	2008
	Less than	1-3	3-5	Over	Jul. 31	Apr. 30
$ millions, as at	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$27,715	$2,625	$7,542	$1,469	$39,351	$39,655
Backstop liquidity facilities	10,948	151	—	—	11,099	13,803
Standby and performance letters of credit	4,862	495	605	492	6,454	6,613
Documentary and commercial letters of credit	255	—	—	2	257	191

	$43,780	$3,271	$8,147	$1,963	$57,161	$60,262

(1)	Excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.
Contractual obligations
Details on our contractual obligations are provided on page 71 of the 2007 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.

CIBC Third Quarter 2008	39

Operational risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology for economic capital purposes attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);
•	Client restitution;
•	Regulatory compliance and taxation violations;
•	Loss or damage to assets;
•	Transaction processing errors; and
•	Theft, fraud and unauthorized activities.
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policy is tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
Reputation and legal risk
CIBC’s reputation and financial soundness are of fundamental importance to CIBC, its customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and management of potential reputation and legal risk is a key responsibility of CIBC and all of its employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business specific procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk. The Reputation and Legal Risk Committee reviews all transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through, among other things, the integration of controls within the business and infrastructure groups. The foundation of this approach is a legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports to that committee on a quarterly basis.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.

40	CIBC Third Quarter 2008

ACCOUNTING AND CONTROL MATTERS

Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2007 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 74 to 77 of the 2007 Annual Accountability Report.
Valuation of financial instruments
The table below presents the amount and percentage of each category of financial instruments which are fair valued using valuation techniques based on non-market observable inputs.

	2008	2008	2008	2007
$ millions, as at	Jul. 31	Jul. 31	Jul. 31	Oct. 31
	Structured
	credit
	run-off	Total	Total	Total
	business	CIBC	CIBC	CIBC

Assets
Trading securities	$6,404	$6,719	15.9%	4.0%
AFS securities	235	669	5.8	3.4
FVO financial instruments instruments	262	262	1.1	1.8
Derivative instruments	3,355	3,526	15.4	16.1

Liabilities
Obligations related to securities sold short	$—	$—	—%	0.6%
Derivative instruments	5,491	5,698	23.0	16.4

Much of our structured credit run-off business requires the application of valuation techniques using non-market observable inputs. Indicative broker quotes in an inactive market, which we consider to be non-market observable, are primarily used for the initial valuation of these positions.
     After arriving at these valuations, we consider whether a credit valuation adjustment is required to recognize the risk that any given counterparty, from whom we have purchased protection through credit derivatives, may not ultimately be able to fulfill its obligations. This risk applies to all counterparties, including financial guarantors.
     With respect to our credit valuation adjustments regarding financial guarantor obligations (excluding ACA), we continued to refine our valuation methodologies to reflect market developments. Our valuation adjustments continue to be driven off market observed credit spreads for each of the financial guarantor counterparties, where such information is available. These spreads are applied in relation to the weighted average life of the underlying instruments protected by these guarantors, while considering the probabilities of default derived from these spreads. Furthermore our approach takes into account the correlation between the performance of the underlying assets and the financial guarantors.
     With respect to all other derivative counterparty exposures, we continue to use a methodology that utilizes historical default rates in our calculation of the credit valuation adjustment. In the prior quarter, we added $50 million to the calculated adjustment amount to reflect the deterioration in general credit conditions and this amount has been maintained in the current quarter.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $5 million in our unhedged USRMM portfolio and $118 million in our non-USRMM portfolio, before index hedges.
     The credit valuation allowance applied to our hedged portfolio is sensitive to changes in both the MTM of the protected instruments and to changes in credit spreads of the financial guarantors for that portion of the portfolio that is hedged with those guarantors. A 10% adverse change in mark-to-market of our hedged USRMM and non-USRMM positions would, primarily through an increase in credit valuation adjustment for financial guarantors (excluding ACA), result in a loss of approximately $151 million and $94 million respectively, before credit hedges.
     The impact of a 10% widening in financial guarantor credit spreads would result in an increase in the credit valuation adjustments of approximately $184 million, before credit hedges.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
     We have policies that set standards governing the independent verification of prices of traded instruments at a minimum on a monthly basis. Where lack of adequate price discovery in the market results in non-compliance for a particular position, management is required to assess the need for an appropriate valuation adjustment to address valuation uncertainties arising therefrom.
Changes in accounting policy
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA EIC 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or

CIBC Third Quarter 2008	41

Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”.
     The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. The adoption resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital as well as disclosure of summary quantitative information about what an entity manages as capital.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments - Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2008, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

42	CIBC Third Quarter 2008

CIBC Interim Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

	2008	2007
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,546	$1,457

Interest-bearing deposits with banks	10,900	12,290

Securities
Trading	42,195	58,779
Available-for-sale (AFS)	12,448	17,430
Designated at fair value (FVO)	22,379	10,291

	77,022	86,500

Securities borrowed or purchased under resale agreements	25,513	34,020

Loans
Residential mortgages	89,870	91,664
Personal	31,457	29,213
Credit card	10,571	9,121
Business and government	34,108	34,099
Allowance for credit losses (Note 5)	(1,398)	(1,443)

	164,608	162,654

Other
Derivative instruments	22,967	24,075
Customers’ liability under acceptances	8,778	8,024
Land, buildings and equipment	1,913	1,978
Goodwill	1,932	1,847
Other intangible assets	399	406
Other assets (Note 10)	13,462	8,927

	49,451	45,257

	$329,040	$342,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$97,124	$91,772
Business and government	115,733	125,878
Bank	15,744	14,022

	228,601	231,672

Other
Derivative instruments	24,812	26,688
Acceptances	8,778	8,249
Obligations related to securities sold short	7,879	13,137
Obligations related to securities lent or sold under repurchase agreements	26,652	28,944
Other liabilities	11,890	13,728

	80,011	90,746

Subordinated indebtedness (Note 7)	6,521	5,526

Preferred share liabilities	600	600

Non-controlling interests	163	145

Shareholders’ equity
Preferred shares	2,331	2,331
Common shares (Note 8)	6,060	3,133
Treasury shares	—	4
Contributed surplus	89	96
Retained earnings	5,409	9,017
Accumulated other comprehensive (loss) income (AOCI)	(745)	(1,092)

	13,144	13,489

	$329,040	$342,178

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 30 to 40 are an integral part of these consolidated financial statements.

CIBC Third Quarter 2008	43

CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended			For the nine months ended
		2008	2008	2007	2008	2007
Unaudited, $ millions		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Interest income
Loans		$2,212	$2,310	$2,501	$7,104	$7,155
Securities borrowed or purchased under resale agreements		326	419	596	1,274	1,567
Securities		671	697	755	2,032	2,236
Deposits with banks		104	192	212	526	585

		3,313	3,618	4,064	10,936	11,543

Interest expense
Deposits		1,483	1,747	2,003	5,438	5,834
Other liabilities		430	452	798	1,445	2,141
Subordinated indebtedness		66	62	76	200	227
Preferred share liabilities		7	8	7	23	23

		1,986	2,269	2,884	7,106	8,225

Net interest income		1,327	1,349	1,180	3,830	3,318

Non-interest income
Underwriting and advisory fees		68	88	192	332	555
Deposit and payment fees		197	191	205	583	591
Credit fees		58	56	77	174	228
Card fees		81	67	68	225	198
Investment management and custodial fees		129	131	136	396	396
Mutual fund fees		208	204	226	624	654
Insurance fees, net of claims		62	63	55	183	175
Commissions on securities transactions		134	133	224	437	679
Trading revenue (Note 9)		(794)	(2,401)	35	(6,322)	706
AFS securities gains, net		68	12	137	31	388
FVO revenue		(39)	(18)	45	(86)	147
Income from securitized assets		161	146	121	451	386
Foreign exchange other than trading		88	3	105	223	290
Other		157	102	173	429	409

		578	(1,223)	1,799	(2,320)	5,802

Total revenue		1,905	126	2,979	1,510	9,120

Provision for credit losses (Note 5)		203	176	162	551	471

Non-interest expenses
Employee compensation and benefits		942	933	1,100	2,869	3,386
Occupancy costs		148	142	152	435	454
Computer and office equipment		270	265	279	797	821
Communications		67	72	77	213	236
Advertising and business development		51	58	59	162	175
Professional fees		58	61	45	170	127
Business and capital taxes		29	35	31	89	100
Other		160	222	76	539	439

		1,725	1,788	1,819	5,274	5,738

(Loss) income before income taxes and non-controlling interests		(23)	(1,838)	998	(4,315)	2,911
Income (benefit) tax expense		(101)	(731)	157	(1,834)	479

		78	(1,107)	841	(2,481)	2,432
Non-controlling interests		7	4	6	15	20

Net income (loss)		$71	$(1,111)	$835	$(2,496)	$2,412

Earnings (loss) per share (in dollars) (Note 12)	-Basic	$0.11	$(3.00)	$2.33	$(7.05)	$6.75
	-Diluted	$0.11	$(3.00)	$2.31	$(7.05)	$6.69
Dividends per common share (in dollars)		$0.87	$0.87	$0.77	$2.61	$2.24

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 30 to 40 are an integral part of these consolidated financial statements.

44	CIBC Third Quarter 2008

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Preferred shares
Balance at beginning of period	$2,331	$2,331	$2,731	$2,331	$2,381
Issue of preferred shares	—	—	—	—	750
Redemption of preferred shares	—	—	(400)	—	(800)

Balance at end of period	$2,331	$2,331	$2,331	$2,331	$2,331

Common shares
Balance at beginning of period	$6,056	$6,049	$3,135	$3,133	$3,064
Issue of common shares (Note 8)	4	8	15	2,960	86
Issuance costs, net of related income taxes	—	(1)	—	(33)	—
Purchase of common shares for cancellation	—	—	(29)	—	(29)

Balance at end of period	$6,060	$6,056	$3,121	$6,060	$3,121

Treasury shares
Balance at beginning of period	$8	$12	$(4)	$4	$(19)
Purchases	(2,109)	(2,147)	(2,045)	(7,215)	(4,614)
Sales	2,101	2,143	2,038	7,211	4,622

Balance at end of period	$—	$8	$(11)	$—	$(11)

Contributed surplus
Balance at beginning of period	$90	$86	$76	$96	$70
Stock option expense	2	2	2	7	5
Stock options exercised	—	—	(2)	(1)	(7)
Net premium (discount) on treasury shares	—	3	—	(11)	8
Other	(3)	(1)	9	(2)	9

Balance at end of period	$89	$90	$85	$89	$85

Retained earnings
Balance at beginning of period, as previously reported	$5,699	$7,174	$8,200	$9,017	$7,268
Adjustment for change in accounting policies	—	—	—	(66) (1)	(50	)(2)

Balance at beginning of period, as restated	5,699	7,174	8,200	8,951	7,218
Net income (loss)	71	(1,111)	835	(2,496)	2,412
Dividends
Preferred	(30)	(30)	(36)	(90)	(109)
Common	(331)	(332)	(258)	(954)	(752)
Premium on redemption of preferred shares (classified as equity)	—	—	(16)	—	(32)
Premium on purchase of common shares for cancellations	—	—	(277)	—	(277)
Other	—	(2)	2	(2)	(10)

Balance at end of period	$5,409	$5,699	$8,450	$5,409	$8,450

AOCI, net of tax
Balance at beginning of period	$(807)	$(849)	$(382)	$(1,092)	$(442)
Adjustment for change in accounting policies(2)	—	—	—	—	123
Other comprehensive income (loss) (OCI)	62	42	(205)	347	(268)

Balance at end of period	$(745)	$(807)	$(587)	$(745)	$(587)

Retained earnings and AOCI	$4,664	$4,892	$7,863	$4,664	$7,863

Shareholders’ equity at end of period	$13,144	$13,377	$13,389	$13,144	$13,389

(1)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 1530, 3251, 3855, and 3865.
The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 30 to 40 are an integral part of these consolidated financial statements.

CIBC Third Quarter 2008	45

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net income (loss)	$71	$(1,111)	$835	$(2,496)	$2,412

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	260	2	(719)	1,235	(1,003)
Net (losses) gains on hedges of foreign currency translation adjustments	(203)	25	549	(924)	786

	57	27	(170)	311	(217)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	8	83	(43)	70	(12)
Transfer of net (gains) losses to net income	(5)	(65)	(17)	36	(44)

	3	18	(60)	106	(56)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	—	(5)	(31)	(41)	(13)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	2	2	56	(29)	18

	2	(3)	25	(70)	5

Total OCI	62	42	(205)	347	(268)

Comprehensive income (loss)	$133	$(1,069)	$630	$(2,149)	$2,144

INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(1)	$—	$2	$(4)	$2
Changes on hedges of foreign currency translation adjustments	92	(41)	(275)	425	(387)
Net change in AFS securities
Net unrealized (gains) losses on AFS securities	(4)	(50)	27	(39)	4
Transfer of net gains (losses) to net income	3	41	9	(45)	24
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	—	1	16	21	6
Changes on derivatives designated as cash flow hedges transferred to net income	(2)	(2)	(30)	14	(10)

	$88	$(51)	$(251)	$372	$(361)

The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 30 to 40 are an integral part of these consolidated financial statements.

46	CIBC Third Quarter 2008

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income (loss)	$71	$(1,111)	$835	$(2,496)	$2,412
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	203	176	162	551	471
Amortization of buildings, furniture, equipment and leasehold improvements	50	51	52	153	164
Amortization of other intangible assets	11	10	11	31	28
Stock-based compensation	(3)	2	(3)	(20)	13
Future income taxes	(235)	(765)	91	(1,053)	205
AFS securities gains, net	(68)	(12)	(137)	(31)	(388)
(Gains) losses on disposal of land, buildings and equipment	—	(1)	—	(1)	—
Other non-cash items, net	(54)	(13)	119	(1)	158
Changes in operating assets and liabilities
Accrued interest receivable	121	32	(5)	257	(37)
Accrued interest payable	(158)	(93)	118	(275)	(327)
Amounts receivable on derivative contracts	517	(79)	(3,033)	1,101	(2,987)
Amounts payable on derivative contracts	(1,280)	(82)	2,214	(2,316)	1,885
Net change in trading securities	12,701	3,469	(48)	16,584	423
Net change in FVO securities	(6,794)	(1,321)	(1,496)	(12,088)	(1,288)
Net change in other FVO financial instruments	2,128	(83)	—	1,464	1,381
Current income taxes	133	(74)	16	(1,735)	(818)
Other, net	1,295	218	(510)	(2,266)	(927)

	8,638	324	(1,614)	(2,141)	368

Cash flows (used in) provided by financing activities
Deposits, net of withdrawals	(10,995)	(1,643)	9,937	(3,794)	11,872
Obligations related to securities sold short	(2,455)	648	(236)	(4,883)	(319)
Net obligations related to securities lent or sold under repurchase agreements	122	(2,825)	2,272	(2,292)	3,611
Issue of subordinated indebtedness	1,150	—	288	1,150	347
Redemption of subordinated indebtedness	—	(89)	—	(339)	—
Issue of preferred shares	—	—	—	—	750
Redemption of preferred shares	—	—	(416)	—	(832)
Issue of common shares, net	4	7	15	2,927	86
Purchase of common shares for cancellation	—	—	(306)	—	(306)
Net proceeds from treasury shares (purchased) sold	(8)	(4)	(7)	(4)	8
Dividends	(361)	(362)	(294)	(1,044)	(861)
Other, net	(949)	223	(555)	(1,171)	(356)

	(13,492)	(4,045)	10,698	(9,450)	14,000

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	1,050	4,570	(872)	1,390	(2,346)
Loans, net of repayments	(2,801)	(4,694)	(6,140)	(9,542)	(10,821)
Proceeds from securitizations	3,145	933	1,581	6,328	5,816
Purchase of AFS securities	(6,248)	(3,286)	(1,484)	(11,458)	(5,889)
Proceeds from sale of AFS securities	1,073	1,944	1,453	8,887	6,268
Proceeds from maturity of AFS securities	1,409	1,288	182	7,638	3,564
Net securities borrowed or purchased under resale agreements	7,657	2,455	(4,168)	8,507	(9,652)
Net cash used in acquisition(1)	—	—	—	—	(1,040)
Purchase of land, buildings and equipment	(32)	(23)	—	(98)	(233)
Proceeds from disposal of land, buildings and equipment	—	2	—	2	—

	5,253	3,189	(9,448)	11,654	(14,333)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	5	1	(6)	26	(15)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	404	(531)	(370)	89	20
Cash and non-interest-bearing deposits with banks at beginning of period	1,142	1,673	1,707	1,457	1,317

Cash and non-interest-bearing deposits with banks at end of period	$1,546	$1,142	$1,337	$1,546	$1,337

Cash interest paid	$2,144	$2,362	$2,766	$7,381	$8,552
Cash income taxes paid	$2	$107	$50	$955	$1,091

(1)	Related to the acquisition of FirstCaribbean International Bank.
The accompanying notes and shaded sections in “MD&A — Management of risk” on pages 30 to 40 are an integral part of these consolidated financial statements.

CIBC Third Quarter 2008	47

Notes To The Interim Consolidated Financial Statements (Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year-ended October 31, 2007, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year-ended October 31, 2007, as set out on pages 84 to 137 of the 2007 Annual Accountability Report.
1. Change in accounting policy
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital. These were provided in Note 17 to the 2007 consolidated financial statements, and are unchanged from the prior year. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 8 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments - Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace the CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 15 for additional details.
2. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2007 consolidated financial statements.
Methodology and sensitivity
Valuation techniques using non-market observable inputs are used for a number of financial instruments including our U.S. residential mortgage market (USRMM) and certain non-USRMM positions. Indicative broker quotes in an inactive market, which we consider to be non-market observable, are primarily used for the valuation of these positions. Market observed credit spreads where available are a key factor in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA).
     A 10% adverse change in mark-to-market of our unhedged USRMM and non-USRMM positions would result in a loss of approximately $5 million and $118 million respectively, before index hedges. A 10% adverse change in mark-to-market of our hedged USRMM and non-USRMM positions would, primarily through an increase in credit valuation adjustment for financial guarantors, result in a loss of approximately $151 million and $94 million respectively, before credit hedges.
     The impact of a 10% widening in financial guarantor credit spreads would result in an increase in the credit valuation adjustments of approximately $184 million, before credit hedges.
     The total recognized loss in the consolidated financial statements on the financial instruments outstanding as at the balance sheet date, whose fair value was estimated using valuation techniques using non-market observable inputs was $856 million for the quarter ($6.6 billion for the nine months ended July 31, 2008).
Fair value option
Financial instruments designated at fair value are those that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair value of the FVO designated assets and liabilities (excluding hedges) were $24,182 million and $2,037 million respectively as at July 31, 2008. The FVO designated items and related hedges resulted in a net income of $9 million for the quarter and $19 million for the nine months ended July 31, 2008.
     The gross impact of changes in credit spread on FVO designated loans was a $38 million loss during the quarter (loss of $180 million for the nine months ended July 31, 2008) and was a $24 million gain net of credit hedges in the quarter (gain of $14 million for the nine months ended July 31, 2008).

48	CIBC Third Quarter 2008

     The impact of CIBC’s credit risk on outstanding FVO designated liabilities was a $6 million gain in the quarter ($6 million gain for the nine months ended July 31, 2008).
3. Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer is anticipated to close in the fourth quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     We wrote-off the goodwill associated with the transferred businesses, recognized losses on certain leasehold improvements and computer equipment and software, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the recognition of the cost of certain restricted share awards (RSAs) granted to employees that were transferred to Oppenheimer.
     The RSAs issued by CIBC and held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     As a result, we recorded a net pre-tax gain of $11 million ($58 million loss for the nine months ended July 31, 2008) in other non-interest income. These amounts include RSA reimbursements that became receivable from Oppenheimer in the second and third quarters of 2008. We also recorded impairment and other charges of $9 million ($22 million for the nine months ended July 31, 2008) in other non-interest expenses related to our remaining U.S. operations.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

2007
$ millions, for the two months ended	Dec. 31

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

4. Past due loans but not impaired
Past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the past due loans. Consumer overdraft balances past due less than 30 days have been excluded from the table below as the information is currently indeterminable.

				2008	2008
	Less than	31 to	Over	Jul. 31	Apr. 30
$ millions, as at	30 days	90 days	90 days	Total	Total

Residential mortgages	$1,397	$508	$159	$2,064	$1,895
Personal	528	125	52	705	638
Credit card	500	136	88	724	622
Business and government	373	139	46	$558	403

	$2,798	$908	$345	$4,051	$3,558

CIBC Third Quarter 2008	49

5. Allowance for credit losses

	For the three months ended					For the nine months ended
			Jul. 31, 2008	Apr. 30, 2008	Jul. 31, 2007	Jul. 31, 2008	Jul. 31, 2007
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$579	$889	$1,468	$1,469	$1,516	$1,443	$1,444
Provision for credit losses	202	1	203	176	162	551	471
Write-offs	(211)	—	(211)	(202)	(202)	(600)	(646)
Recoveries	27	—	27	26	29	84	104
Transfer from general to specific (1)	1	(1)	—	—	—	—	—
Other(2)	(3)	—	(3)	(1)	(5)	6	127

Balance at end of period	$595	$889	$1,484	$1,468	$1,500	$1,484	$1,500

Comprised of:
Loans	$595	$803	$1,398	$1,384	$1,499	$1,398	$1,499
Undrawn credit facilities (3)	—	86	86	84	—	86	—
Letters of credit(4)	—	—	—	—	1	—	1

(1)	Related to student loan portfolio.

(2)	First quarter of 2007 includes $117 million in specific allowance and $23 million in general allowance related to the acquisition of the FirstCaribbean International Bank.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities. Prior to 2008, it was included in allowance for credit losses.

(4)	Included in other liabilities.
6. Securitizations and variable interest entities
Securitizations (residential mortgages)
During the quarter, we securitized $10.8 billion of residential insured mortgages through the creation of mortgage-backed securities. We sold $3.0 billion to the Canada Housing Trust and retained $7.8 billion as inventory on our consolidated balance sheet.
     In addition, we securitized $185 million of mortgage assets to a qualifying special purpose entity (QSPE) that holds Prime/Alt A non-insured mortgages. Total assets in the QSPE as at July 31, 2008 were $635 million of which $112 million represent Prime mortgages and the remaining $523 million represent Near Prime/Alt A mortgages. We also hold another $28 million in inventory that is available for securitization. The Near Prime/Alt A mortgages do not meet traditional lending criteria in order to qualify for prime based lending because of either limited credit history or specific isolated event driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past 5 years of 14 bps and an average loan-to-value ratio of 74%. We retained responsibility for servicing these mortgages.

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Securitized	$10,993	$2,663	$3,843	$19,964	$9,049
Sold	3,164	937	1,251	6,373	5,507
Net cash proceeds	3,145	933	1,235	6,328	5,470
Retained interests	77	20	19	145	86
Gain on sale, net of transaction costs	34	9	11	57	37

Retained interest assumptions (%)

Weighted-average remaining life (in years)	3.2	4.0	4.4	3.5	3.6
Prepayment/payment rate	11.0 - 33.0	11.0 - 35.0	11.0 - 39.0	11.0 - 36.0	11.0 - 39.0
Discount rate	3.3 - 6.9	2.9 - 3.6	4.0 - 4.9	2.9 - 6.9	4.0 - 4.9
Expected credit losses	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1	0.0 - 0.1

Variable interest entities (VIEs)
As discussed in Note 6 to our 2007 consolidated financial statements, we have interests in certain VIEs that are not considered significant because our interests are hedged with other counterparties.
     Under certain total return swap credit derivative arrangements with these VIEs held in our trading book, we can be called upon to purchase the underlying reference assets at par with the simultaneous termination of the credit derivatives. Pursuant to these arrangements, during the third quarter of 2008, we purchased certain reference assets at a par amount of $189 million from a third-party structured vehicle in consideration for the termination of the remaining related total return swaps. This is in addition to the $6.6 billion of reference assets purchased during the first and second quarters from two third party structured vehicles also in consideration for the termination of the related total return swaps. The reference assets purchased were categorized as trading securities on our consolidated balance sheet and continue to be hedged.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at July 31, 2008, our direct investment in commercial paper issued by our sponsored conduits was $120 million. We were not considered to be the primary beneficiary of any of these conduits. At July 31, 2008, our maximum exposure to loss relating to CIBC-sponsored multi-seller conduits and third party structured vehicles was $9.9 billion (October 31, 2007: $15.1 billion) and $1.3 billion (October 31, 2007: $1.8 billion) respectively. The maximum exposure to loss relating to these conduits comprises the fair value for investments and notional amounts of liquidity and credit facilities.

50	CIBC Third Quarter 2008

7. Subordinated indebtedness
On January 21, 2008, in accordance with their terms, we redeemed all $250 million of our 4.75% Debentures (subordinated indebtedness) due January 21, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On February 26, 2008, in accordance with their terms, we redeemed all $89 million of our 5.89% Debentures (subordinated indebtedness) due February 26, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On June 6, 2008, we issued $550 million principal amount of 5.15% subordinated indebtedness due June 6, 2018 and $600 million principal amount of 6.00% subordinated indebtedness due June 6, 2023.
8. Share capital
Regulatory capital and ratios
Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Management of risk” section of the MD&A for additional details on Basel II.
     Bank for International Settlements standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. The Office of the Superintendent of Financial Institutions has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the quarter and nine months ended July 31, 2008, we have complied with these regulatory capital requirements.
     Tier 1 capital comprised common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale upon securitization were deducted from Tier 1 capital. Tier 2 capital comprised subordinated debt and eligible general allowance. Commencing November 1, 2007, the investment in insurance subsidiaries and pre-2007 substantial investments were deducted from Tier 2 capital. Both Tier 1 and Tier 2 capital were subject to certain other deductions on a 50/50 basis.
     Our capital ratios and assets-to-capital multiple are presented in the following table. The information as at July 31, 2008 is based on Basel II requirements and information for October 31, 2007 is based upon Basel I requirements, and hence the information is not comparable.

	Basel II		Basel I
	basis		basis

	2008		2007
$ millions, as at	Jul. 31		Oct. 31

Tier 1 capital	$11,626		$12,379
Total regulatory capital	17,087		17,758
Risk-weighted assets	118,494		127,424
Tier 1 capital ratio	9.8%		9.7%
Total capital ratio	14.4%		13.9%
Assets-to-capital multiple	17.7	x	19.0	x

Common shares
During the first quarter of 2008, we issued 45.3 million common shares for net cash proceeds of $2.9 billion, after issuance costs, net of tax, of $32 million. We also issued 0.2 million common shares for $11 million, pursuant to stock option plans.
     During the second quarter, we issued 0.2 million common shares for $8 million, pursuant to stock option plans. We also incurred additional issuance costs net of tax of $1 million related to common shares issued for cash.
     During the third quarter we issued 0.1 million common shares for $4 million, pursuant to stock option plans.
9. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a charge of US$102 million ($104 million) on our exposures hedged by ACA. We have increased our valuation adjustments by US$12 million ($12 million) against the receivable from ACA for unmatched purchased credit derivatives, bringing the total valuation adjustments for ACA to US$3.02 billion ($3.09 billion) as at July 31, 2008. With the restructuring of ACA on August 7, 2008 as discussed in the MD&A, we have reduced our credit valuation adjustments against ACA resulting in a credit to earnings of US$11 million ($11 million). As a result, the fair value of derivative contracts with ACA net of valuation adjustments was US$41 million ($42 million) as at July 31, 2008.
     We also recorded a charge of US$799 million ($800 million) on the hedging contracts provided by other financial guarantors to increase their related valuation adjustments to US$3.0 billion ($3.0 billion) as at July 31, 2008. The fair value of derivative contracts with other financial guarantors net of valuation adjustments was US$2.9 billion ($2.9 billion).
     The amount of the charge is based on the estimated fair value of the derivative contracts, which in turn is based on market value of the underlying reference assets.
     During the quarter, our methodology in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA) continued to be refined to reflect industry best practices and market developments.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.

CIBC Third Quarter 2008	51

10. Income taxes
At the end of the quarter, our future income tax asset was $1.3 billion, net of a US$82 million ($84 million) valuation allowance. Included in the future income tax asset are $954 million related to a Canadian non-capital loss carryforward which expires in 20 years, and $68 million related to a Canadian capital loss carryforward which has no expiry date. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
11. Employee future benefit expenses

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plans
Pension benefit plans	$37	$38	$45	$113	$140
Other benefit plans	10	13	12	31	31

	$47	$51	$57	$144	$171

Defined contribution plans
CIBC’s pension plans	$2	$4	$3	$10	$12
Government pension plans(1)	19	23	19	63	63

	$21	$27	$22	$73	$75

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
12. Earnings (loss) per share (EPS)

	For the three months ended			For the nine months ended
	2008	2008	2007	2008	2007
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS
Net income (loss)	$71	$(1,111)	$835	$(2,496)	$2,412
Preferred share dividends and premiums	(30)	(30)	(52)	(90)	(141)

Net income (loss) applicable to common shares	$41	$(1,141)	$783	$(2,586)	$2,271

Weighted-average common shares outstanding (thousands)	380,877	380,754	335,755	366,686	336,511

Basic EPS	$0.11	$(3.00)	$2.33	$(7.05)	$6.75

Diluted EPS
Net income (loss) applicable to common shares	$41	$(1,141)	$783	$(2,586)	$2,271

Weighted-average common shares outstanding (thousands)	380,877	380,754	335,755	366,686	336,511
Add: stock options potentially exercisable(1) (thousands)	1,295	1,623	2,936	1,666	3,228

Weighted-average diluted common shares outstanding(2)(thousands)	382,172	382,377	338,691	368,352	339,739

Diluted EPS(3)	$0.11	$(3.00)	$2.31	$(7.05)	$6.69

(1)	Excludes average options outstanding of 2,302,495 with a weighted-average exercise price of $78.44; average options outstanding of 2,128,531 with a weighted-average exercise price of $79.50; and average options outstanding of 8,758 with a weighted-average exercise price of $100.02 for the three months ended July 31, 2008, April 30, 2008, and July 31, 2007, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.

52	CIBC Third Quarter 2008

13. Guarantees

			2008			2007
$ millions, as at			Jul. 31			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment	(1)	amount	future payment	(1)	amount

Securities lending with indemnification(2)	$46,416		$—	$43,287		$—
Standby and performance letters of credit	6,454		15	6,353		13
Credit derivatives written options	30,845		6,070	67,283		3,971
Other derivative written options(3)	—	(4)	4,089	—	(4)	5,612
Other indemnification agreements	—	(4)	—	—	(4)	—

(1)	The total collateral available relating to these guarantees was $50.3 billion (October 31, 2007: $46.8* billion).

(2)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	Includes $352 million (October 31, 2007: $631 million) related to total return swaps (TRS).

(4)	See narrative on page 127 of the 2007 consolidated financial statements for further information.

*	Restated.
14. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     In the first quarter of 2008: (a) we moved commercial banking from CIBC World Markets to CIBC Retail Markets. Prior period information was restated; (b) We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated; and (c) We reclassified the allowance for credit losses related to the undrawn credit facilities to other liabilities. Prior to 2008, it was included in allowance for credit losses. Prior period information was not restated.

CIBC Third Quarter 2008	53

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jul. 31, 2008	Net interest income (expense)	$1,299	$(67)	$95	$1,327
	Non-interest income (expense)	1,055	(531)	54	578
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,355	(598)	148	1,905
	Provision for credit losses	196	7	—	203
	Amortization(2)	27	4	30	60
	Other non-interest expenses	1,350	262	52	1,665

	Income (loss) before income taxes and non-controlling interests	782	(871)	66	(23)
	Income tax expense (benefit)	203	(333)	29	(101)
	Non-controlling interests	7	—	—	7

	Net income (loss)	$572	$(538)	$37	$71

	Average assets(3)	$242,407	$97,357	$3,632	$343,396

Apr. 30, 2008	Net interest income	$1,281	$17	$51	$1,349
	Non-interest income (expense)	956	(2,183)	4	(1,223)
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	2,239	(2,166)	53	126
	Provision for credit losses	174	2	—	176
	Amortization(2)	28	3	30	61
	Other non-interest expenses	1,352	355	20	1,727

	Income (loss) before income taxes and non-controlling interests	685	(2,526)	3	(1,838)
	Income tax expense (benefit)	174	(891)	(14)	(731)
	Non-controlling interests	2	2	—	4

	Net income (loss)	$509	$(1,637)	$17	$(1,111)

	Average assets(3)	$242,219	$104,210	$2,576	$349,005

Jul. 31, 2007	Net interest income (expense)	$1,225	$(129)	$84	$1,180
	Non-interest income	1,161	584	54	1,799
	Intersegment revenue(1)	—	—	—	—

	Total revenue	2,386	455	138	2,979
	Provision for (reversal of) credit losses	167	(5)	—	162
	Amortization(2)	29	5	29	63
	Other non-interest expenses	1,377	314	65	1,756

	Income before income taxes and non-controlling interests	813	141	44	998
	Income tax expense (benefit)	212	(80)	25	157
	Non-controlling interests	5	1	—	6

	Net income	$596	$220	$19	$835

	Average assets(3)	$228,201	$102,667	$685	$331,553

54	CIBC Third Quarter 2008

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the nine months ended		Markets	Markets	and Other	Total

Jul. 31, 2008	Net interest income (expense)	$3,839	$(214)	$205	$3,830
	Non-interest income (expense)	3,122	(5,507)	65	(2,320)
	Intersegment revenue(1)	4	—	(4)	—

	Total revenue	6,965	(5,721)	266	1,510
	Provision for credit losses	525	26	—	551
	Amortization(2)	83	12	88	183
	Other non-interest expenses	4,027	963	101	5,091

	Income (loss) before income taxes and non-controlling interests	2,330	(6,722)	77	(4,315)
	Income tax expense (benefit)	579	(2,390)	(23)	(1,834)
	Non-controlling interests	13	2	—	15

	Net income (loss)	$1,738	$(4,334)	$100	$(2,496)

	Average assets(3)	$239,952	$103,209	$2,457	$345,618

Jul. 31, 2007	Net interest income (expense)	$3,551	$(484)	$251	$3,318
	Non-interest income	3,413	2,207	182	5,802
	Intersegment revenue(1)	4	—	(4)	—

	Total revenue	6,968	1,723	429	9,120
	Provision for (reversal of) credit losses	501	(10)	(20)	471
	Amortization(2)	80	15	97	192
	Other non-interest expenses	4,097	1,249	200	5,546

	Income before income taxes and non-controlling interests	2,290	469	152	2,911
	Income tax expense (benefit)	491	(85)	73	479
	Non-controlling interests	16	4	—	20

	Net income	$1,783	$550	$79	$2,412

	Average assets(3)	$222,497	$101,431	$644	$324,572

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC Third Quarter 2008	55

15. Financial instruments — disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments - Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A — Management of risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section

For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risk and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.
Risk overview Credit risk Market risk Liquidity risk Operational risk Reputation and legal risk Regulatory risk
Credit risk — gross exposure to credit risk, credit quality, and concentration of exposures.	Credit risk
Market risk — trading portfolios — value-at-risk; non-trading portfolios — interest rate risk, foreign exchange risk, and equity risk.	Market risk
Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which requires entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at July 31, 2008
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest bearing deposits with banks	$—	$—	$430	$—	$—	$—	$—
Interest-bearing deposits with banks	—	429	2,581	—	—	—	—
Securities
Trading	37	5	—	—	—	—	1,847
AFS	1,989	8,514	29	—	—	—	906
FVO	111	22,264	—	—	—	—	4
Loans
Residential mortgages	589	1,086	—	86,823	—	—	—
Personal loans	202	—	19	16,625	6,197	8,075	—
Credit card loans	—	—	—	—	10,465	106	—
Business and government loans	29,222	655	457	—	—	2,000	134
Customers’ liability under acceptances	7,860	268	650	—	—	—	—
Other assets	693	2,044	5,486	7	77	7	32

Total credit exposure	$40,703	$35,265	$9,652	$103,455	$16,739	$10,188	$2,923

56	CIBC Third Quarter 2008

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Wednesday, August 27, 2008 at 4:30 p.m. (EDT). The call will be available in English (416-340-8010 in Toronto, or toll-free 1-866-540-8136 throughout the rest of North America) and French (514-868-2590 in Montreal, or toll-free
1-866-862-3907). A telephone replay of the conference call will be available in English and French until midnight (EDT) September 10, 2008. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3250604#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3250606#.
Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Wednesday, August 27, 2008 at 4:30 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

May 1/08	$76.18
Jun. 2/08	$68.94
Jul. 2/08	$56.90
Jul. 28/08		$58.63
Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com